
03022642

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Premier Oil Group plc

*CURRENT ADDRESS 23 Lower Belgrave St.
London
SW1W 0NR
United Kingdom

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

FILE NO. 82- 34723 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 6/12/03


PremierOil
Annual Report & Accounts 2002
82-34723
AR/S
12-31-02
03 JUN 12 AM 7:21

Glossary

bcf billion cubic feet **boe** barrel of oil equivalent **bopd** barrels of oil per day **boepd** barrels of oil equivalent per day **LIBOR** London Inter Bank Offer Rate
mmbbls million barrels **mmboe** million barrels of oil equivalent **mmscfd** million standard cubic feet of gas per day **NGLs** natural gas liquids
NGOs non-government organisations **UK GAAP** UK generally accepted acounting principles **FRS** Financial Reporting Standard
UKCS United Kingdom Continental Shelf

Restructuring

- $670 million (£416 million) restructuring announced in September 2002 to transform Premier into a fully independent oil company
- Transfer of Myanmar interests and part of Indonesian business in exchange for Petronas' and Amerada Hess' combined 50 per cent shareholding in Premier, and cash of $376 million (£234 million)
- Post restructuring, Premier will have total reserves of over 200 mmboe, production of approximately 35,000 boepd, net debt of £47.1 million and gearing of 17 per cent, all pro forma at year end 2002

Improved finances

- Turnover up 23 per cent at £263.1 million (2001: £213.8 million) reflecting higher production
- Operating profit, before exceptional items, £28.6 million higher at £117.2 million
- Profit after tax and earnings per share both 23 per cent higher, at £25.0 million and 1.58 pence respectively (2001: £20.3 million and 1.28 pence)
- Exceptional charge of £13.1 million following a review of the carrying value of UK investments
- Profit after tax, before exceptional items, 90 per cent higher at £38.1 million (2001: £20.1 million)
- Operating cash flow after interest and taxes up £41.5 million at £136.1 million
- Net debt reduced by £129.8 million to £249.5 million

Operational success

- Production up 31 per cent at 53,600 boepd (2001: 40,900 boepd) – above top end of target range of 45–50,000 boepd
- Higher gas deliveries from major operated gas projects in South East Asia
- Bhit gas field in Pakistan commenced production in December 2002
- Zamzama full field gas development in Pakistan on track for start up in 2003
- Increased gas sales from the Qadirpur gas field in Pakistan agreed in principle
- Additional 5 per cent interest in UK Kyle field acquired for £3.4 million
- Yetagun capacity upgrade to 300 mmscfd of gas deliverability complete
- Top quartile safety performance on operated facilities

2002 has been a very significant year for Premier, dominated by the corporate restructuring announced in September. This was the main objective for 2002 and it involved a great deal of work in complex negotiations and structuring. Along with this notable achievement, the Company has recorded another year of improved financial and operational performance.

Financial and operating performance

Net profits for the year amounted to £25.0 million (2001: £20.3 million). Profits are shown on a pre-restructuring basis, as required by UK accounting standards. Net profits reflect an improvement of 23 per cent over 2001, even after allowing for a prudent write-off of capitalised exploration expenditure of £17.7 million. The statutory reported net profits amount excludes £4.2 million (2001: £14.2 million) associated with take or pay receivables on gas contracts. Earnings per share of 1.58 pence have risen by 23 per cent over the last year.

Production averaged 53,600 barrels of oil equivalent per day (boepd) – up 31 per cent – which, with continued strong oil and gas prices contributed to an increased turnover figure of £263.1 million, up 23 per cent on 2001. Gas revenues have become more of a factor as the percentage of gas in our production mix rose from 47 per cent in 2001 to 60 per cent in 2002. Premier's gas is predominantly sold under long-term gas supply contracts, where prices move approximately in line with crude oil.

Net cash flow, including joint ventures, was strong at £93.2 million (2001: £87.6 million), after a capital expenditure programme of £73.1 million, of which £35.0 million was on exploration and appraisal and £34.6 million on development activities, partly offset by portfolio management proceeds of £23.4 million. Year end net debt, including joint venture balances, was £249.5 million, a substantial reduction of £129.8 million over the year.

Operationally, highlights included agreeing increased gas sales from the Zamzama and Qadirpur gas fields in Pakistan, which should see production in Pakistan rise to over 10,000 boepd net to Premier by year end 2003. Regarding the Yetagun gas field in Myanmar, an agreement was signed with the gas buyer PTT of Thailand which resulted in the settlement of the $22.7 million outstanding take or pay liability. The upgrade of facilities on the Yetagun production platform to allow rates of up to 300 million standard cubic feet per day (mmscfd) of gas was successfully completed in October, and production has been running at above contract quantities for the past three months. More recently, the Bhit gas field in Pakistan has come onstream. Gross contract production levels are planned to climb to 240 mmscfd by June 2003, of which Premier's net interest is 2,400 boepd. The Zamzama full field development in Pakistan is on track for start up in 2003.

Restructuring

The announcement of the major restructuring of Premier on 16 September 2002 was a substantial achievement, resulting in the $670 million sale of our interests in Myanmar and part of our Indonesian business for a consideration of the combined 50 per cent shareholding in Premier of Petronas and Amerada Hess, and cash.

We have agreed the legal form of the transfer of the assets with Petronas and Amerada Hess, and with the Yetagun joint venture partners in respect of their pre-emption. We have also obtained written approval of the deal from the Indonesian government, and approval in principle from the Myanmar authorities. Details relating to the Yetagun pre-emption are being finalised and we expect to complete the restructuring early in the second quarter 2003.

Post restructuring, Premier will have over 200 million barrels of oil equivalent (mmboe) of total reserves, production of around 35,000 boepd and a significantly stronger balance sheet. As at the end of 2002, post restructuring pro forma net debt amounted to £47.1 million, with gearing at only 17 per cent.

New Premier will focus primarily on its existing core areas of the UK, South and South East Asia and West Africa. The principal objective will be to add significant value for shareholders through exploration success and commercial deal-making.

The restructuring had become an imperative following the difficulties experienced in fulfilling the strategic goal of the alliance with Petronas and Amerada Hess set up in 1999 to make Premier into a leading South East Asian gas company. The need for a new strategy, and to reverse the under-performance of Premier shares despite improved financial returns and operational success, had become critical. I would like to thank Petronas and Amerada Hess for their support for Premier during the last few years and for their co-operative approach to the restructuring process.

New Premier will focus primarily on its existing core areas of the UK, South and South East Asia and West Africa. The principal objective will be to add significant value for shareholders through exploration success and commercial deal-making.

Corporate Governance, HSE and Corporate Social Responsibility
2002 was a turbulent year for markets and for companies working internationally. There have been increased challenges for companies with their corporate governance, the security of their people and assets, and their involvement with stakeholders and the environment.

Our health, safety and environment (HSE) performance has again been industry top quartile, with Indonesia achieving to date a particularly noteworthy milestone of 644 days without a lost time incident.

Increased security issues in a number of countries in which we operate have meant that we are continually improving our standards of security for our people and assets, whilst ensuring that production and other operations continue without interruption. We have, I believe, been one of the leading companies in embracing and evolving our corporate principles and embodying in them our respect for the population and environments where we work. I am pleased to report that as part of this evolution, we have recently signed partnerships with UNEP – the United Nations Environment Programme, and Save the Children USA who are our principal partners in helping us to run and/or assess our community programmes in the countries in which we operate.

The Higgs Report on the role and effectiveness of non-executive directors and the Smith Report on audit committees are reports which Premier, together with other publicly quoted companies, is studying carefully. Premier already has strong governance processes in place and will continue to enhance them in the light of the eventual changes to be made to the Combined Code as a result of these reports.

Dividend policy
The Board believes that most of our shares are owned by investors looking principally for substantial capital growth in the share price, rather than regular small dividends out of income. The Company is strongly committed to generating returns to shareholders through capital growth, and to exploring other methods of returning value to shareholders from time to time when appropriate. Returns to shareholders may be made from time to time via more significant one-off cash dividends or share buyback programmes when large surplus funds have been generated which are not earmarked for near-term reinvestment. Consistent with this policy, the Board has decided not to make a dividend payment for the year 2002.

Corporate brochure
We have produced an updated corporate brochure reflecting the Company's current activities and strategy. This follows the first of these issued in 2002. It is intended to be an ongoing record of Premier's capabilities and business principles, and can be obtained by filling in the enclosed postcard.

Board and management
As a result of the restructuring the Petronas and Amerada Hess directors will stand down. I would like to express my thanks to Dato' Idris Mansor, Encik Mohammad Medan Abdullah, J Barclay Collins and Richard Mew for their valuable contributions.

We have also said goodbye to Richard Liddell at the end of January 2003, who as Operations Director has contributed much to the development of Premier as an international production and development operator. Our Finance Director, John van der Welle, has broadened his role to incorporate general management of our business units, whilst Simon Lockett is now Head of Operations and Technical. Additionally, Robin Allan has become Head of Business Development which includes our exploration and commercial activities.

I would also like to express the Board's gratitude to our staff in all locations, who have continued to achieve excellent performance throughout the Group.

Outlook
The direction of oil prices is uncertain in the light of current international events, but given a reasonable scenario for prices, new Premier's combination of a solid base business of production, strong balance sheet and a good portfolio of new business assets gives the Group a good platform from which to succeed.

2003 promises to be an exciting and, as usual, challenging year for Premier. We have laid out a strategy of achieving success by adding significant value through exploration and commercial deals – actively managing our portfolio to realise extra value for shareholders. We have now begun to implement this strategy.



Sir David John KCMG

Economic environment
The oil price moved over a wide range in the year in response to heightened geopolitical tensions and the loss of Venezuelan production, which offset a weak global economy. The Brent crude price started the year at $19.3 per barrel and rose steadily throughout 2002 to finish at $28.7 per barrel, giving an average of $25.0 per barrel – slightly above the price for 2001. In the foreign exchange market, against sterling the US dollar weakened from $1.46 at the start of the year to $1.61 at year end.

2002 results
Profit after tax and exceptional items for 2002 amounted to £25.0 million, which compares with £20.3 million for the preceding year. Excluding exceptional items, profit after tax was £38.1 million (2001: £20.1 million).

On 16 September 2002, Premier announced the restructuring of the Group's South East Asian interests in a transaction with major shareholders Amerada Hess and Petronas. The economic effective date of this transaction was 30 September 2002. However, for accounting purposes, the impact of the transaction will be recorded at the actual date of completion. Accordingly, the results for 2002 include a full year's contribution from the Indonesian and Myanmar businesses to be transferred under the restructuring.

As in the two previous years, net profits associated with take-or-pay receivables for 2002 under gas contracts in Indonesia have been deferred. These amounted to £4.2 million (2001: £14.2 million), and are excluded from reported profits until the related gas has been delivered in the future. Pro forma reported and deferred net profits therefore amounted to £29.2 million (2001: £34.5 million) which Premier believes is a better measure of the Group's underlying profitability than the statutory profit after tax reported under UK accounting standards. At the end of 2002, Premier had cumulative deferred net profits of £26.5 million (2001: £22.3 million).

Group production, on a working interest basis, was up by 31 per cent at 53,600 boepd (2001: 40,900 boepd), with record production levels of over 60,000 boepd achieved in November and December 2002. Turnover, including the Group's share of joint ventures in Pakistan and Myanmar, was 23 per cent higher at £263.1 million, reflecting increased production volumes. Realised oil prices averaged $24.3 per barrel, compared with $25.2 per barrel in the previous year, reflecting the changing mix in oil production. Gas prices averaged $3.44 per thousand standard cubic feet, up from $2.97 in 2001.

Cost of sales rose by £9.9 million to £107.0 million reflecting higher production partly offset by unit cost reductions. Including the joint ventures in Pakistan and Myanmar, total cost of sales increased to £133.4 million (2001: £118.0 million). Based on total cost of sales, underlying Group unit operating costs were 18 per cent down at £3.0 per barrel of oil equivalent (boe) due to higher production from Indonesia and Myanmar, offset by increasing UK operating costs. Underlying Group unit amortisation amounted to £3.14 per boe, broadly in line with the previous year.

Administrative costs rose by £0.8 million to £7.9 million. Operating profits, including joint ventures but before exceptional items, amounted to £117.2 million, an increase of £28.6 million reflecting the higher turnover in the year.

Net interest expenses and foreign exchange gains/losses were down £7.7 million at £31.5 million as debt levels have continued to fall from their peak in 2001. Included in this amount is a realised foreign exchange loss of £2.5 million (2001: gain £0.5 million) which reflects the US dollar's continued slide against sterling.

Following the completion of the restructuring, the Group's borrowing will be refinanced in the debt market, and the resultant balance sheet will show much reduced levels of net debt and gearing in line with Premier's new strategic focus. On a pro forma basis, as at 31 December 2002 post restructuring, the Group's net debt amounted to £47.1 million, with gearing at 17 per cent.

Pre-tax profits were higher by £23.0 million at £72.6 million. However, the taxation charge also increased significantly at £47.6 million (2001: £29.3 million) reflecting higher profitability and the adverse changes to UK corporation tax on ring-fence profits imposed by the Government in the year. These changes have increased Premier's tax charge by £8.0 million, mainly reflected in a one-off adjustment in the deferred UK tax charge to account for the higher tax rate of 40 per cent effective from April 2002.

An exceptional charge of £13.1 million was made in the year on the carrying value of the Group's investments in the UK. This charge has resulted from the decision to transfer £21.8 million of intangible fixed assets to the depreciating tangible fixed asset pool. These costs relate to expenditure on a number of licences where Premier now believes there is limited future value to be realised.

Premier has also considered it appropriate to write off a further £4.6 million relating to exploration expenditure in areas outside of the established depreciating tangible fixed asset pools. This has been categorised as exploration expenditure written off.

The exceptional charge and exploration write off continues Premier's policy of prudent balance sheet management ensuring the level of capitalised assets is maintained at an appropriate level.

Cash flow

Net cash flow from operating activities, excluding joint ventures, amounted to £123.5 million, up from £111.1 million in 2001. After deducting interest and taxes, operating cash flow was £85.4 million (2001: £58.4 million). Including the cash flow from joint ventures, operating cash flow after interest and taxes rose by £41.5 million to £136.1 million. Averaged over the year, operating cash flow including joint ventures covered net interest expenses by an improved 7.1 times (2001: 4.4 times).

In 2002, Premier has increased its focus on exploration related activities whilst development expenditure has fallen with the completion of major investment projects in South East Asia and the UK. Total capital expenditure for the year amounted to £42.2 million (2001: £60.9 million), or £73.1 million including joint ventures. This comprised £34.6 million (2001: £51.0 million) on field developments, £35.0 million (2001: £20.0 million) on exploration and appraisal activities, with other expenditure of £3.5 million (2001: £2.4 million). Capital expenditure was offset by the receipt of proceeds of £23.4 million from portfolio management undertaken in 2001.

Net debt

Net debt, including balances in joint ventures, has continued to fall due to rising net cash flow, the receipt of proceeds from portfolio management together with exchange gains, and amounted to £249.5 million at year end (2001: £379.3 million). Bank debt of £124.2 million has been classified as short-term debt as the facility matures on 30 June 2003, or earlier on the completion of the restructuring. Gearing, defined as net debt (including joint venture balances) divided by net assets, was down to 80 per cent at year end (2001: 122 per cent).

The Group continues to maintain a very liquid position, with cash and short-term investments at the end of 2002 of £145.7 million (2001: £84.4 million). Including balances in joint ventures, this amount stood at £166.5 million (2001: £96.8 million).

Following the completion of the restructuring, the Group's borrowing will be refinanced in the debt market, and the resultant balance sheet will show much reduced levels of net debt and gearing in line with Premier's new strategic focus. On a pro forma basis, as at 31 December 2002 post restructuring, the Group's net debt amounted to £47.1 million, with gearing at 17 per cent.

Hedging and risk management

Premier undertakes oil and gas price hedging periodically, within Board approved limits, to protect operating cash flow against weak prices. Hedging is normally undertaken with zero cost collar options, and to a lesser extent with swaps.

In 2002, the Group purchased oil price options with floors at a Brent price of $20 per barrel and ceiling prices averaging $29 per barrel. In addition oil price swaps at an average price of approximately $25 per barrel were purchased. These hedges produced a small loss of £1.4 million (2001: gain £1.7 million). Hedges for 2003 currently cover 46 per cent of the anticipated liquids production (after completion of the restructuring) at a floor price of $20 per barrel and a ceiling price of $28.3 per barrel, and 9 per cent through oil swap agreements at an average price of $23.2 per barrel. In addition, 36 per cent of Indonesian gas production (after completion of the restructuring) has been covered at an equivalent floor price of $20.2 per barrel and a ceiling price of $29.5 per barrel.

Exchange rate exposures relating to non-sterling receipts and expenditures were not hedged during the year. As Premier's activities are largely a dollar functional currency business, the majority of borrowings are denominated in dollars to reduce currency exposures arising from the dollar/sterling exchange rate. Interest rate exposures are managed by borrowing in both fixed and floating rates – at year-end 62 per cent of borrowings, excluding the Yetagun project loan, were at fixed rates with an average rate of 7.5 per cent. Cash balances are invested in a range of floating rate bank deposits, managed liquidity funds and commercial paper, subject to Board approved limits.

It is Group policy that all transactions involving derivatives must be directly related to the underlying business of the Group. No speculative transactions are undertaken.

The Group undertakes an insurance programme to reduce the potential impact of the physical risks associated with exploration and production activities. In addition we purchase business interruption cover for a proportion of cash flow from the major producing fields.

Production and reserves

Working interest production for 2002 averaged 53,600 boepd, representing an annual increase of 12,700 boepd and 7 per cent above the top end of the range of 45-50,000 boepd projected for the year in the 2001 results.

The major contributions to the rise were much higher volumes from the West Natuna gas project in Indonesia and increases in gas production from the Yetagun field in Myanmar. Production levels in the UK and Pakistan were broadly similar to the preceding year. Production comprised 40 per cent oil and 60 per cent gas (2001: 53 per cent oil and 47 per cent gas) reflecting the higher gas volumes in South East Asia.

Proven and probable reserves, on a working interest basis, were 450 mmboe as at 31 December 2002, down from 469 mmboe reported a year earlier, mainly reflecting annual production. The movement over the year, which excludes the impact of the restructuring, was as follows:

	mmboe
Start of 2002	469
Production	(20)
Revisions	(1)
Acquisitions	2
End of 2002	450

The acquisition represents the purchase of an additional interest in the UK Kyle field, while minor revisions were booked across several UK fields. No reserves have been booked in Indonesia in respect of the second sale of gas to Malaysia pending future progress in the commercial arrangements for development.

Post restructuring, Premier will have total reserves (including as yet unbooked reserves in respect of the second sale of gas to Malaysia) of over 200 mmboe.

Development

During the year field development activity was undertaken in Pakistan and Myanmar. In the former the development of the Bhit field was largely completed by December and commissioning is ongoing. Work on the Zamzama full field development continued on schedule for start up in 2003. Additionally, further upgrading of the Qadirpur field processing facilities continued. In Myanmar the Yetagun phase II capacity upgrade was successfully completed by Premier as operator.

Exploration and appraisal

Premier participated in five exploration and appraisal wells during 2002 – two in Pakistan and one in each of the UK, Indonesia and Guinea Bissau. Whilst none of these wells resulted in a commercial discovery, drilling activity continues in Pakistan on the Dumbar block where one well is currently operating.

The current exploration programme, which commenced in 2002, will continue into 2003, including possible further drilling in the Dumbar block and the beginning of a West African campaign, in Guinea Bissau and Gabon.

Working interest production for 2002 averaged 53,600 boepd, representing an annual increase of 12,700 boepd and 7 per cent above the top end of the range projected for the year.

Europe

Production in the UK for 2002 was 18,500 boepd, in line with the previous year, and accounted for 35 per cent of Group production. This percentage is less than the previous year (45 per cent) as gas volumes from South East Asia continue to build.

The Wytch Farm oil field remains as Premier's main producing field in the UK, contributing 6,900 boepd net (2001: 7,800 boepd). Production decline in this mature asset continued to be mitigated by successful infill drilling of three multilateral side-tracks of existing wells with development costs of less than $3 per barrel. Infill drilling is set to continue at current levels for the foreseeable future.

Production from the Kyle field, which came on-stream in 2001, averaged at 5,600 boepd net to Premier despite a three month interruption to gas export which commenced during April, caused by a blockage in the export line due to hydrate formation. During the period oil production was also curtailed. Full oil and gas production was restored during July. Development continued with a fourth horizontal well which was brought on-stream mid July, with production rates in line with expectations and costs under budget. At the end of June, Premier acquired an additional 5 per cent equity from Roc Oil at a cost of £3.4 million taking our interest to 40 per cent effective from the beginning of 2002. Facilities upgrades to enhance production are being considered for 2003.

The majority of the remainder of UK production came from the Fife area, which contributed 3,700 boepd net. This is up 32 per cent on last year due to a combination of successful infill drilling on the Fife field and the first full year of Angus field production which was redeveloped in 2001.

On the exploration side, Premier earned a 16 per cent equity share in block 204/16 by carrying British Gas' costs in a well to appraise the Marjun-1 discovery in the adjacent Faroes block 6004/16. The well encountered hydrocarbons but not in sufficient quantities to justify testing. Premier now has access to new 3D seismic data acquired over the block and adjacent blocks which is currently being interpreted and has options to farm-in to the adjacent blocks. Premier is also evaluating other UKCS acreage as a source of new opportunities.

Pakistan

Premier conducts its operations in Pakistan through its 50 per cent holding in a joint venture company, Premier – Kufpec Pakistan BV (PKP). Production net to Premier averaged 5,600 boepd, broadly in line with the preceding year (2001: 5,700 boepd).

Despite international concerns about the security environment in Pakistan following events in Afghanistan and tensions with India, 2002 was a successful year for Premier with further development activity on three gas fields – Qadirpur, Bhit and Zamzama – which are planned to result in a more than doubling of the production rate by the end of 2003.

The Qadirpur gas field was the largest contributor to production from Pakistan amounting to 2,800 boepd. Further development of the Qadirpur gas field is underway with an expansion of processing facilities from 235 to 400 mmscfd to be completed in mid 2003, with further expansion to 500 mmscfd of processed gas by early 2004.

Production from the Kadanwari gas field declined to a net 1,500 boepd (2001: 2,100 boepd), while Zamzama extended well test production exceeded contracted volumes at 1,300 boepd net to Premier (2001: 900 boepd). Gas Sales Agreements for Zamzama were signed with Sui Southern Gas Company Limited and Sui Northern Gas Pipelines Limited for the sale of 320 mmscfd from mid 2003. Work on field development continued and commissioning of the new plant is on schedule.


Faroes
Scott, Telford, Rob Roy, Ivanhoe, Hamish
NORWAY
Flotta
Chestnut
St Fergus
Cruden Bay
Kyle
SCOTLAND
Flora
Angus
Fife
Fergus
IRELAND
UK
Galahad, Mordred
WALES
Bacton
ENGLAND
NETHERLANDS
BELGIUM
Wareham
Wytch Farm
FRANCE
Premier interests
Oil producing fields
Third party oil pipeline
Gas producing fields
Third party gas pipeline


Premier interests
Gas fields & discoveries
CHINA
AFGHANISTAN
Islamabad
Bolan
Lahore
PAKISTAN
Quetta
Zarghun South
Dadhar
Qadirpur
IRAN
Sukkur
Kadanwari
Kirthar
Zamzama
Bhit
Badhra
Dumbar
Karachi
INDIA

The development of the Bhit field was largely completed in December and initial gas sales were achieved that month. Commissioning of the full field plant should be completed in the first quarter of 2003 leading to full field production of 240 mmscfd by mid 2003.

Two exploration wells were drilled in the year. Zarghun North-1 well in the Bolan block failed to flow gas, however, gas commercialisation negotiations have commenced with Sui Southern Gas Company Limited for the neighbouring Zarghun South gas discovery.

In the Dumbar block the programme of 650km of 2D seismic acquisition in the Kirthar National Park area was concluded. The Benir-2 exploration well was drilled and tested following which it has been plugged and abandoned after a non-commercial gas flow to surface. Drilling of Zirkani-1 has now commenced, in the same concession area, and this well is due to reach the target zone in the second quarter of 2003.

Indonesia

Record levels of production were achieved in Indonesia in 2002 as demand from gas buyers in Singapore grew steadily throughout the year with the completion of end user facilities. In addition, extra revenues from gas production arose in May and June when Premier sold gas to make up for delivery shortfalls experienced by another partner in the West Natuna gas project. Accordingly net production amounted to 18,300 boepd, an increase of 78 per cent from the preceding year.

The Anoa gas export and oil production facilities have been operated by Premier with an excellent health, safety and environmental record, and no lost time incidents occurred during the year. The facilities have performed well, with no significant downtime and Premier was able to meet all of its contractual sales requirements during the year.

Whilst Anoa oil volumes continue to fall, the rate of decline is slow and volumes delivered in 2002 are slightly ahead of forecast. Technical work is being undertaken to examine ways in which oil recovery can be maintained as high as economically possible. During the year engineering work on the development of additional uncontracted gas reserves discovered on block A has continued.

In December the first of two exploration wells on the eastern Area IV segment of block A was spudded. Both wells – Kuda Nil and Binturong – have since been plugged and abandoned with non-commercial oil shows. Further work is underway to assess the remaining potential of Area IV.

Myanmar

Gross gas production from the Premier operated Yetagun gas field averaged 199 mmscfd in 2002 giving net gas production excluding condensate of 9,700 boepd (2001: 5,600 boepd). In addition a total of five condensate liftings were made during the year from the floating storage and offtake vessel with a gross volume of 2.1 million barrels. Our net share of this condensate production was 1,500 boepd giving Premier a combined net production from the field of 11,200 boepd (2001: 6,600 boepd).

The phase II capacity upgrade of the Yetagun field development was successfully completed on time and on budget during the year. The facilities can now deliver 300 mmscfd, the quantity required under the terms of the Gas Sales Agreement. Front-end engineering work on the phase III capacity upgrade was also completed in the year and detailed design engineering work is well advanced to enable the facilities to deliver 400 mmscfd from April 2004. Purchase of long lead items required for a programme of infill drilling in 2003 to ensure the delivery of the increased production commenced at the end of the year.


Premier interests
Oil fields
Gas fields
Oil & Gas fields
Pipeline
VIETNAM
PHILIPPINES
Anoa
MALAYSIA
BRUNEI
Naga,
Gajah Baru
Discoveries
MALAYSIA
SINGAPORE
INDONESIA
Jakarta


INDIA
CHINA
Premier interests
Gas fields
Pipeline
Third party pipeline
BANGLADESH
Mandalay
MYANMAR
VIETNAM
LAOS
Yangon
THAILAND
Yadana
Wang Noi
Bangkok
Yetagun
Dawei
Ratchaburi
CAMBODIA
Substitution area
M12, M13, M14
Surat Thani

No take-or-pay debtor arose in 2002 following the signing of a Side Letter Agreement to the Gas Sales Agreement with gas buyer PTT of Thailand. This deferred the increase in contract quantity from 1 October 2002 until 1 January 2003, in return for settlement of the 2001 take or pay liability ($22.7 million net to Premier) together with confirmation of the increase in daily contract quantity to 400 mmscfd in April 2004.

2002 saw a significant drop in risk levels on the Yetagun facility, as part of our ongoing commitment to reduce risks to meet international standards wherever we operate. With the construction of additional blast walls, improvements to electrical equipment and fire and gas detection systems the Yetagun facility is on track to achieve a world class safety case at the end of Phase III.

Albania

In Albania four of the twenty new development wells planned as part of the extended production programme had been drilled by the year end. These wells plus an additional five new wells were completed and began producing in February 2003. The remainder of the programme is expected to be complete by end April 2003. In addition, a reactivation programme on six wells had also been completed by year-end and the wells were producing satisfactorily. Information from this programme will be analysed during the year with the aim of making a decision on the future development programme in the third quarter of 2003.

New venture areas

Exploration new ventures have commenced in North East India and Gabon in 2002, continuing the regeneration and replenishment of Premier's exploration portfolio, and signifying a trend away from long plateau gas production and into short-field life, higher annual cash flow oil projects.

In the Jaipur block, Assam, Premier has begun to shoot seismic adjacent to the Digboi oil field, in an area previously unexplored. This was due to the difficult terrain of the Naga thrust-belt which deterred previous explorers; however, we are confident that our experience of working similar thrust-belts will enable us to acquire high quality seismic in this area, with a view to first drilling in early 2004.

In the Phenix concession, offshore Southern Gabon, we have used new 3D seismic processing techniques to identify firm prospects for exploration. The operator Sasol and Premier are currently negotiating the final details of a production sharing contract with the government prior to planning for drilling later this year.


Premier interests
Oil fields
YUGOSLAVIA
Shkodr
MACEDONIA
Tirana
ALBANIA
Fier
ITALY
GREECE


Premier interests
PAKISTAN
CHINA
New Delhi
NEPAL
BHUTAN
Jaipur
Patna
BANGLADESH
Calcutta
INDIA
MYANMAR
Mumbai


Sette Cama
GABON
ATLANTIC OCEAN
Mayumba
Phenix
Premier interests

Premier's focus on corporate social responsibility (CSR) intensified in 1997 when it became a significant operator of production and development projects in South East Asia. From that point, Premier was determined that its activities should not just be a contractual obligation but must also take into account local sensitivities.

To succeed in this, Premier sought to leverage the benefits of its CSR programmes by working with credible partners. The goal was to achieve sustainability while avoiding interventions that could become burdensome for local communities.

Since then, Premier has helped to initiate and implement community based education programmes in partnerships with Save the Children USA in Myanmar and Social Concern Indonesia in Matak Island, Indonesia. In Premier's Pakistan Business Unit, one-off initiatives have included bringing water to rural communities and enabling provision for long-term healthcare in the Sindh area in collaboration with the Edhi Foundation.

Premier also began a meaningful dialogue with a number of key stakeholders, principally focusing on Myanmar activities. These included Amnesty International's Business Group and Save the Children USA. This process grew to include a number of other parties: individuals, NGOs, governments and organisations. These interactions highlighted the need for Premier to articulate CSR and human rights principles.

Premier then set out the Group's CSR aspirations and human rights policy in a publication entitled *The Future is Responsible Business*. This made clear that having outlined the boundaries within which Premier would operate, the Group was indeed going to follow its own rules. To ensure that this was happening, Premier carried out and published the *Premier Oil Social Performance Report 2001*. This document benchmarked management of the Premier social footprint and identified areas for continuous improvement – wherever possible – in line with stakeholder expectations. Warwick University's Corporate Citizenship Unit verified this report.

A multi-functional CSR committee was also established to provide input at various levels throughout Premier. This saw the start of several human rights programmes, including some related to human security issues. These encompassed training in human rights and humanitarian law.

Development of the Premier Oil Social Performance Management System (SPMS) was initiated to drive responsibility and competencies for dealing with all aspects of CSR (internal and external) down into every Business Unit. This was accomplished by training appropriate people throughout the Group in SPMS implementation. More recently, Premier's Business Units as well as functions in Operations, Health Safety & Environment (HSE), Exploration and New Business agreed to streamline the SPMS. This was achieved by aligning SPMS with the existing HSE Management System. By making the SPMS consistent with its familiar HSE counterpart, Premier's cross-functional team facilitated SPMS implementation.

As a result of all of these activities, Premier is now widely recognised as a CSR leader in innovation as well as operational achievement.

Premier's CSR strategy post-restructuring

Not surprisingly, much of Premier's CSR behaviours and achievements had centred around the production and development of operated assets. Now, following the restructuring of Premier, the challenge is to maintain – and build on – the Group's leadership position in CSR.

This strategy is straightforward: Premier should remain an industry front-runner in the CSR arena. The Group will achieve this by continuing to plan, create and deliver – up front – a net positive and environmental impact. This should be done collaboratively, in partnerships with specialist organisations whenever appropriate and feasible, in order to multiply the benefits of CSR programmes and activities. In addition to developmental activities, areas of particular focus should include the use of renewables (with emphasis on solar power) as possible sustainable energy solutions in Premier's areas of operation.

To record and assess present and future activities, Premier will continue to produce regular social and environmental reports as a key communication tool, including an integrated environmental and social report that will be available in May 2003. To broaden the Group's CSR outlook and scope, Premier supports the United Nations' Global Compact. This is an international voluntary corporate citizenship initiative aimed at bringing companies together with United Nations agencies, labour and civil society to support nine principles in the areas of human rights, labour and the environment.

The Global Compact was first proposed by UN Secretary General Kofi Annan in an address to The World Economic Forum on 31 January 1999. Its operational phase was launched at UN Headquarters in New York on 26 July 2000.

Premier recognises that development issues – particularly those involving sustainability and specialised expertise – are not naturally part of an exploration and production company's core skill set. This was highlighted at the 2002 World Summit on Sustainability in Johannesburg, where it was stressed that the establishment of partnerships between business and civil society will be key to addressing the needs of developing countries in a sustainable manner. To that end, as part of its new CSR strategy, the Group will continue the types of partnerships that have been so beneficial in Myanmar. This will involve activity at every level of Premier's group structure.

Looking ahead, Premier has already embarked on a number of global partnerships. Building on past successes in Myanmar, the Group has joined forces with Save the Children USA to cover community development. Premier has also embarked on a five-year commitment with the Proteus Project under the auspices of United Nations Environmental Programme (UNEP). At Monash University's Castan Centre for Human Rights, the Group is involved in a three-year collaboration to explore the boundaries of corporations' human rights responsibilities and determine how best to respond to these challenges.

Implementation of the new CSR strategy will ensure that Premier will continue to be an acknowledged global leader in ethical and sustainable business operations.

It is the stated policy of Premier to ensure that the impact of its activities on the health and safety of its employees will be reduced to a level that is as low as reasonably practicable, to maintain the security of its personnel and assets and to strive to achieve excellence in environmental standards. The Company will ensure that its operations meet statutory requirements and that they are carried out with minimal environmental impact. Over and above its legal responsibilities, the Company commits to protect the health, safety and welfare of all its employees and of all personnel affected by and involved in its activities.

Premier is committed to continuous improvement in the management of operational risks. In 2002, the Health, Safety and Environment function was extended to incorporate the management of security risks, resulting in integrated Health, Safety, Environment and Security (HSES) management.

The Health, Safety, Environmental and Security policies provide the basis of the Company's HSES management system, which is applied and communicated throughout our operations. The management system comprises a hierarchical structure of policies, standards, guidelines and procedures to ensure that the corporate policies are cascaded throughout the Company's worldwide activities, that sufficient resources are made available within the organisation to achieve effective implementation, and that performance is monitored and regularly reviewed.

We strive for world class standards and 2002 was another year of exceptional health and safety performance. One of our key performance measures, also used by others in the industry, is the lost time injury frequency (LTIF). In 2002, there were eight lost time injuries in over six million man-hours worked throughout our global operations, resulting in an LTIF of 1.29 lost time injuries per million man-hours worked. This maintains the significant improvement made in 2001 (when the LTIF reduced by 48 per cent from that in 2000) and is an achievement in light of increased hazardous activities undertaken in the year.

In 2002, we also continued our development and implementation of safety cases comprising formal safety assessments and risk profiles for our operating facilities in Indonesia and Myanmar. We also adopted this process for the concept design of Gajah Baru in Indonesia. Project safety reviews and audits were also carried out in compliance with our policies and our commitment to continuous risk reduction.

Our management system includes the use of environmental impact assessments (EIAs) for current operations and new business ventures. In 2002, EIAs were carried out for drilling operations in Benir and Zirkani in Pakistan and for exploration activities in Jaipur and Cachar in India.

Following increased terrorist activity worldwide, security reviews were undertaken for our operations in Albania, Indonesia and Pakistan. These reviews included threat assessments and led to improvements in our management of operational security risks. In addition, a security risk assessment was undertaken in preparation for operations in India.

We are continuously monitoring and reviewing our performance in an effort to learn and improve. Development of our electronic accident reporting system and training of accident investigators provided a solid foundation for improving the reporting culture and identification of root causes and preventative actions. Accident and near miss reports were monitored for trends throughout the year enabling early actions to be taken to enhance performance.

Premier's involvement in production operations, project development and pursuance of new business ventures presents many challenges in the management of the associated Health, Safety, Environment and Security risks. Our commitment to the protection of the health, safety and security of our employees, the security of our assets and excellence in environmental management remains paramount.

Premier's involvement in production operations, project development and pursuance of new business ventures presents many challenges in the management of the associated Health, Safety, Environment and Security risks. Our commitment to the protection of the health, safety and security of our employees, the security of our assets and excellence in environmental management remains paramount.

Board of directors

Sir David John (64), became non-executive Chairman on 1 March 1998. He was non-executive Chairman of the BOC Group plc until 18 January 2002 and is currently Chairman of the British Standards Institution and Chairman Designate of Balfour Beatty plc until his appointment as Chairman at Balfour Beatty's AGM on 15 May 2003. He is a non-executive director of the St Paul Companies Inc in Minnesota USA. Sir David is a Member of the CBI President's Committee and of the CBI's International Advisory Board. Sir David is the Chairman of Premier's Nomination Committee and a member of both the Audit and Remuneration Committees.

Charles Jamieson (58), Chief Executive, is a Chartered Accountant and MBA. He became Premier's Finance Director in January 1981, after a career with Ernst & Young and Gulf Oil Corporation, and became Chief Executive in 1992. Mr Jamieson is a member of Premier's Nomination Committee.

John van der Welle (47), Finance Director, qualified as a Chartered Accountant with Arthur Andersen. He joined Premier in March 1999, having previously been Finance Director at Hardy Oil & Gas plc and before that spent nearly 12 years at Enterprise Oil plc. In January 2003, he broadened his role to incorporate general management of Premier's Indonesian and North West Europe Business Units and Premier's investment in Pakistan.

Mohammad Medan Abdullah (45), joined Premier's Board as a non-executive director in June 2002. He is General Manager and Executive Assistant to the President and Chief Executive Officer of Petroliam Nasional Berhad (Petronas) in Kuala Lumpur, Malaysia.

Azam Alizai (71), joined Premier's Board as a non-executive director in March 1997. His career has included appointments as Director of the Oil, Gas and Mining Department of the International Finance Corporation and Chairman of West Pakistan Industrial Development Corporation and Sui Northern Gas Pipeline in Pakistan. Mr Alizai is a member of Premier's Audit Committee.

J. Barclay Collins II (58), joined Premier's Board as a non-executive director in October 2001. He is currently Executive Vice President, General Counsel and a member of the Board of Directors of Amerada Hess Corporation in the US. He is also a Board member of Nuvera Fuel Cells, Inc. a US based company. Mr Collins is a member of Premier's Audit Committee.

Scott Dobbie (63), joined Premier's Board as a non-executive director in December 2000. He has a career background in stockbroking, as Managing Director of Wood Mackenzie and subsequently Chairman of NatWest Securities. He is currently Chairman of the Securities Institute and of Standard Life European Private Equity Trust. He is also a Commissioner of the Jersey Financial Services Commission and a director of the Edinburgh Investment Trust plc. Mr Dobbie is a member of both Premier's Audit and Remuneration Committees.

Ronald Emerson (56), joined Premier's Board as a non-executive director in March 2001. He has held a number of senior positions in the banking sector, including senior roles at Bank of America, Nomura Bank and most recently with Standard Chartered Bank where he was Chief Executive of their Malaysia operations before becoming a Group Head of Corporate Banking. Between 1997 and 1998 he was a Senior Advisor to the Bank of England, and between 1998 and 2000 he was Senior Advisor to the Financial Services Authority. Mr Emerson is a member of both Premier's Audit and Remuneration Committees.

Ian Gray (64), joined Premier's Board as a non-executive director in January 1996. He held a number of international management positions during his 25 years with Conoco, culminating in the position of President of Dubai Petroleum. He joined Amerada Hess in 1995 where he was Vice President of International Exploration and Production until May 2000. Mr Gray is a member of both Premier's Audit and Remuneration Committees.

Dato' Mohamad Idris Mansor (58), joined Premier's Board as a non-executive director in November 1999. He is Senior Vice President, Advisor, Exploration & Production Business of Petroliam Nasional Berhad (Petronas) in Kuala Lumpur, Malaysia. He joined Petronas in February 1976. Mr Mansor is a member of Premier's Audit Committee.

Richard Mew (46), joined Premier's Board as a non-executive director in March 2002. He has held a number of positions in companies in the oil and gas industry, commencing with Shell International (Oman and Netherlands), Conoco (UK and USA) and is currently with Amerada Hess based in the UK. His responsibilities include the development of new business opportunities with Amerada Hess' Europe, North Africa and Asia region.

John Orange (60), joined Premier's Board as a non-executive director in February 1997. He held a variety of senior international management and legal posts during his 30 years with the BP Group. He is Premier's senior independent non-executive director, Chairman of the Remuneration Committee, Chairman of the Audit Committee and is also a member of the Nomination Committee.

Financial statements and notes

Compliance

The Company has established procedures and policies to ensure compliance with the code provisions set out in Section 1 of the Combined Code on Corporate Governance laid out in the Financial Services Authority Listing Rules. The Company has complied with these provisions for the entire reporting period except to the extent specified below.

The Board

The Board of Directors held seven full board meetings and two meetings of the independent directors in 2002. The Board retains full and effective control over the Group and monitors executive management. It is responsible for overall Group strategy, acquisition and divestment policy, approval of major capital expenditure projects, corporate overhead costs and consideration of significant financing matters. No one individual has unfettered powers of decision. The Chairman's role is non-executive and during 2002 the Chief Executive was supported by two experienced executive directors responsible for operations, development, production, finance and investor relations. The Board has a further nine non-executive directors with wide experience in commerce, as can be seen from their career histories in this report. In compliance with the Combined Code, Mr J R W Orange, who is Chairman of each of the Audit and Remuneration Committees, is identified as the Company's senior independent non-executive director. Matters reserved for Board decision are clearly laid down, including the appointment of the Company Secretary who is responsible for ensuring that Board procedures and rules are applied. Formal procedures are in place to enable individual Board members to take independent advice where appropriate. Details of the executive directors' service contracts are laid out on page 22.

Re-election of directors

In accordance with the Company's Memorandum and Articles of Association one third of directors retire each year, with their re-appointment being subject to the approval of shareholders. This requires directors to submit themselves for re-election at least every three years, in addition any director of the age of 70 or over who would not otherwise be required to retire, must retire by rotation.

The non-executive directors bring independent judgement to bear on issues of strategy, performance and resources including key appointments and standards of conduct. Non-executive directors comprise over one half of the Board. Of these, Sir David John, Messrs S J Dobbie, R V Emerson, I Gray and J R W Orange are considered to be wholly independent. Whilst the other non-executive directors, as a result of receiving consultancy fees from the Company or their relationship to a shareholder, might be considered not strictly to fall within this definition, the Board considers that this is outweighed by the range of experience and contribution they make to the Company. Selection of suitable non-executive directors is a matter for Board approval following recommendations made by the Nomination Committee.

Board committees

The Board has established an Audit Committee, a Remuneration Committee and a Nomination Committee, each of which has formal terms of reference approved by the Board.

An objective and professional relationship is maintained with the auditors, Ernst & Young LLP. The Audit Committee, comprising only the non-executive directors, meets three times a year for a detailed review of the Group's accounts and its internal controls. Its members are Mr J R W Orange (Chairman), Messrs M A K Alizai, J B Collins II, S J Dobbie, R V Emerson, I Gray, Sir David John and Dato' Mohamad Idris Mansor.

The Remuneration Committee normally meets at least three times a year and determines the remuneration of the executive directors and senior employees. Its members are Mr J R W Orange (Chairman), Messrs S J Dobbie, R V Emerson, I Gray and Sir David John. Full details of the directors' remuneration are shown in the Remuneration Report on pages 21 to 27.

The Nomination Committee has been established to consider the composition of the Board in relation to the appointment of new directors. Its members are Sir David John (Chairman), Messrs C J A Jamieson and J R W Orange. It did not meet during 2002.

The make up of members of the Audit Committee, Nomination Committee and Remuneration Committee is in compliance with the Combined Code recommendation.

Internal control

The directors are responsible for establishing, maintaining and reviewing the Group's system of internal control. Internal control systems in any group are designed to meet the particular needs of that group and the risks to which it is exposed, and by their nature can only provide reasonable but not absolute assurance against material misstatement or loss. The key procedures which the directors have established with a view to providing effective internal control are as follows:

Management of Business Risks – an ongoing process, in accordance with the Turnbull guidance, has been established for identifying, evaluating and managing risks faced by the Group. This is based on each business unit and corporate function producing a risk matrix which identifies the key business risks, the probability of those risks occurring, their impact if they do occur and the actions being taken to manage those risks to the desired level.

The directors receive assurance directly from the business units and functional management through the completion of annual declarations confirming compliance with the Group's policies and procedures and risk management processes.

Premier has adopted a consistent framework model for application across the Group and an annual report is produced on compliance with that model and with the group risk management process. The report is presented to the Audit Committee.

Monitoring – A comprehensive control manual is in force which regulates a wide range of day to day activities both in the UK and overseas offices including environmental controls, health and safety regulations and political risks. The application of internal control procedures is reviewed during visits to the overseas offices by head office staff. Audits are carried out by partners in joint ventures from time to time.

A process of business control reviews has been developed and implemented across the Group. This process is designed to provide assurance to the Board that the Company is embedding effective risk management into its operations. The report of each review is presented to the Audit Committee.

During 2002 the key business risks identified were formally discussed by the Group Executive Committee on a semi-annual basis. This process will continue during 2003.

The Board will receive regular reports on any major problems that have occurred and how the risks have changed over the period under review.

Management Structure – The Board has overall responsibility for the Group and there is a formal schedule of matters specifically reserved for decision by the Board. Each executive director has been given responsibility for specific aspects of the Group's affairs. The executive directors together with key senior executives constitute the Executive Committee which normally meets weekly.

Corporate Accounting – Responsibility levels are communicated throughout the Group as part of corporate accounting and an authorisation manual which sets out, inter alia, authorisation levels, segregation of duties and other control procedures.

Quality and Integrity of Personnel – The integrity and competence of personnel is ensured through high recruitment standards and subsequent training courses.

Budgetary Process – There is a comprehensive budgeting system with an annual budget approved by the Board covering capital expenditure, cash flow, the profit and loss account and balance sheet. Monthly results are reported against budget, and revised forecasts for the year are prepared regularly.

Investment Appraisal – The Group has clearly defined procedures for capital expenditure. These include authority levels, commitment records and reporting, annual budget and detailed appraisal and review procedures. The authority of the directors is required for key treasury matters including changes to equity and loan financing, interest rate and foreign currency policy including hedging, oil price hedging, cheque signatories and opening of bank accounts. Comprehensive due diligence work is carried out if a business or an asset is to be acquired.

During 2002, the Board reviewed the Group's system of internal control and is satisfied that all the controls in place are adequate to provide reasonable assurance against any material misstatement or loss. The review is conducted on a regular basis and changes are made to internal control systems to capture any new risks or exposures arising as a result of changes to the business or the business environment.

Going concern

After making enquiries and in the light of the Group's loan facilities, the Group budget for 2003 and the medium-term plans, the directors have reasonable expectation that the Group has adequate resources to continue operations for the foreseeable future. The going concern basis for the accounts has therefore continued to be adopted.

Communication with shareholders

Communication with shareholders is given significant attention. Extensive information about the Group's activities is provided in the Annual Report & Accounts and the Interim Report which are sent to shareholders. The Company has also produced a separate corporate brochure in 2002 and 2003 highlighting Premier's capabilities and business principles, both documents are available to all shareholders. There is regular dialogue with institutional investors, and enquiries from individuals on matters relating to their shareholding and the business of the Group are welcomed and are dealt with in a timely manner. All shareholders are encouraged to attend the Annual General Meeting to discuss the progress of the Group. The Company also maintains a website (www.premier-oil.com) which provides detailed information on the Group's activities.

The directors submit their report and the audited Group accounts for the year ended 31 December 2002.

Results and dividends

The Group's net profit for the year amounted to £25.0 million (2001: £20.3 million). A dividend is not proposed.

Activities

The principal activities of the Group are oil and gas exploration, development and production. The Group operates through subsidiary undertakings and joint ventures, details of which are shown on pages 41 and 42. A review of major activities, developments during the year and prospects for the future are included in the Chairman's Statement, the Financial Review and the Operational Review.

Share capital

The Company's Authorised Share Capital is split between Ordinary and Non-Voting Convertible Shares as detailed below:

- £94,702,182.40 divided into 1,894,043,648 Ordinary Shares of 5 pence each; and
- £1,810,712.60 divided into 36,214,252 Non-Voting Convertible Shares of 5 pence each.

There were 4,462,510 Ordinary Shares issued under the Company's Share Option Schemes during the year. At the end of the year 17.84 per cent of the authorised Ordinary share capital of the Company remained unissued.

At the time of their creation (November 1999) the Non-Voting Convertible Shares of 5 pence each were divided equally and allotted to both Amerada Hess Ltd and Petronas International Corporation Ltd. A total of 3,959,647 Non-Voting Convertible Shares have been converted since their creation.

The authority given to the directors to allot shares at the 2002 Annual General Meeting was granted for a period of five years. The 2002 authority may be used, when applicable, for shareholders who wish to take their dividend in shares rather than in cash and for employees who exercise share options. It may also be used for the acquisition of assets by the Company should appropriate commercial opportunities arise, although at the present time the directors do not have any plans for such issue it is important for your Board to have this flexibility. The number of shares remaining under this authority is 245,149,999 (£12,257,499.95 in nominal value) being 15.40 per cent of the issued share capital of the Company at the date of approval of the accounts.

At the 2002 Annual General Meeting authority was given to the directors for one year to issue the unissued shares for cash either up to the full amount for a rights issue or up to 5 per cent of the issued share capital, currently 79,602,557 (£3,980,127.85 in nominal value) for other opportunities. It is important for your Board to have this flexibility which is available for most companies. A resolution will be put to the Annual General Meeting to renew this authority.

Directors

Directors holding office during the financial year were:

- Encik Mohammad Medan Abdullah (appointed as non-executive director on 5 June 2002).
- Mr Azam Alizai.
- Mr Chris Chaloner (resigned as non-executive director on 12 March 2002).
- Mr Jennings Barclay Collins II.
- Mr Scott Dobbie.
- Mr Ronald Emerson.
- Mr Ian Gray.
- Mr Charles Jamieson.
- Sir David John (Chairman).
- Mr Richard Liddell (resigned as executive director on 31 January 2003).
- Dato' Mohamad Idris Mansor.
- Tan Sri Dato' Mohd Hassan Marican (resigned as non-executive director on 5 June 2002).
- Mr Richard Mew (appointed as non-executive director on 12 March 2002).
- Mr John Orange.
- Mr John van der Welle.

Director Election/Rotation:

- Messrs Dobbie, Emerson and Jamieson are the directors retiring by rotation, and, being eligible, will offer themselves for re-election at the Annual General Meeting.
- Mr Azam Alizai, being aged 71, will retire under the requirements of the Company's Articles of Association and, being eligible, will offer himself for re-election at the Annual General Meeting.

Contracts of Employment:

- Mr Jamieson and Mr van der Welle have contracts of employment with a notice period for termination of 24 months.
- None of the non-executive directors retiring by rotation have service contracts.

Directors' interests

Beneficial interests of directors holding office at the year-end, and of their families, in Ordinary Shares of the Company are set out below:

	1 January 2002 (or date of appointment if later) Ordinary Shares	31 December 2002 Ordinary Shares	**At 24 March 2003 Ordinary Shares**
S J Dobbie	100,000	100,000	100,000
I Gray		40,000	40,000
C J A Jamieson*	1,365,816	1,724,595	1,724,595
Sir David John**	150,000	150,000	150,000
R T Liddell (resigned 31.01.03)	190,909	391,228	
J R W Orange	50,000	50,000	50,000
J A van der Welle*	531,818	732,137	734,817

* Award of bonus shares 2003. Shares to the value of £152,500 to be purchased for Mr Jamieson; and shares to the value of £100,000 to be purchased for Mr van der Welle.

** 17,000 shares are held by Sir David John's wife.

Directors interests in share options are shown in the Remuneration Report on pages 21 to 27 together with details of the remuneration of all directors who served during the year.

Substantial shareholders

At 24 March 2002 the Company had received notification from the following institutions of interests in excess of 3 per cent of the issued Ordinary share capital of the Company:

	Number of shares	**Percentage holding**
Amerada Hess Ltd	388,759,764	25 per cent
Petronas International Corporation Ltd	388,759,763	25 per cent

Payment policy

The Group's policy in respect of its suppliers is to establish terms of payment when agreeing the terms of business transactions and to abide by the terms of payment. The Company acts as a holding company for the Group and does not have any trade creditors.

Health, Safety, Environment and Security

It is the stated policy of the Company to ensure that the impact of its activities on the health and safety of its employees will be reduced to a level that is as low as reasonably practicable, to maintain the security of its personnel and assets and to strive to achieve excellence in environmental standards. The Company will ensure that its operations meet statutory requirements and that they are carried out with minimal environmental impact. Over and above its legal responsibilities, the Company commits to protect the health, safety and welfare of all its employees and of all personnel affected by and involved in its activities. This is in the Company's Health, Safety, Environment and Security (HSES) management system, which is applied and communicated throughout the Company's operations. The HSES management system comprises a hierarchical structure of policies, standards, guidelines and procedures to ensure that corporate policies are cascaded throughout the Company's worldwide activities, that sufficient resources are made available within the organisation to achieve effective implementation and that performance is monitored and regularly reviewed.

Charitable contributions

During the year the Company made charitable contributions amounting to £19,465 (2001: £28,850).

Auditors

A resolution to reappoint Ernst & Young LLP as auditors will be put to the Annual General Meeting.

By order of the Board
Stephen Huddle
Company Secretary
24 March 2003

Compliance
Throughout 2002 the Company complied with Schedule A of the Combined Code regarding best practice on the design of performance related remuneration. The Company has given full consideration to the provisions regarding matters to be included in the Remuneration Report set out in Schedule B to the Combined Code.

This remuneration report is being put to shareholders at the forthcoming Annual General Meeting for an advisory vote.

The remuneration, including pensions and compensation payments, of all executive directors is determined by the Remuneration Committee and ratified by the Board. The Committee is composed entirely of non-executive directors, Mr J R W Orange, who chairs the Committee and is the Company's senior independent director, Messrs R V Emerson, S J Dobbie, I Gray (with effect from 3 December 2002) and Sir David John. None of the executive directors of the Company are involved in determining their own remuneration.

The Committee consults with the Chief Executive and takes independent advice from Inbucon-Meis, a leading firm of remuneration consultants, which is appointed as an advisor to the Remuneration Committee in respect of executive remuneration and share schemes. No other person or company materially assisted the Committee during the year.

Remuneration approach
The Company's remuneration policy is to provide remuneration packages which ensure that directors and senior management are fairly and responsibly rewarded for their contributions.

The main components of executive directors' remuneration are basic salary, an annual performance related bonus scheme with a deferred element, benefits, longer-term incentives and pension provision.

The remuneration package therefore contains a suitable balance of direct performance related remuneration, which links both the short-term *financial performance of the Group and the long-term shareholder return with the executive's total remuneration. The remuneration package is* weighted so that the majority of reward may potentially come from the performance related elements of the package.

The Committee endorses the principle of mitigation of damages on early termination of a service contract.

It is the Committee's current intention to continue with the above remuneration approach for 2003 and subsequent years although the Committee will keep the matter under review. The Committee's current intention with regard to share options is that they will continue to be part of the executive remuneration and incentivisation package using the existing performance measures. The Equity Asset Incentive Scheme, which was introduced with shareholders' approval in May 2001, will expire at the end of 2003. The Committee will then consider what type of arrangement is appropriate to replace this scheme and will seek shareholders' approval for any new arrangement.

The Company's Articles of Association provide that the remuneration paid to non-executive directors is to be determined by the Board within the limits set by the shareholders.

Performance chart
The chart below shows the Company's total shareholder return over the last five financial years compared with the equivalent information in respect of the Oil & Gas Exploration and Production sector, which the Committee considers to be the closest equity market index. Although the Company underperformed the index in the first three years, it has been ahead of this peer group over the last two years.

Total Shareholder Return Monitoring: Premier vs FTSE Oil & Gas Exploration & Production


Premier
FTSE Oil & Gas Exploration & Production
Total Shareholder Return
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
1998
1999
2000
2001
2002

Contracts of service

Details of the contracts of employment for the executive directors are as follows:

Director	Date of contract	Unexpired term	Notice period	Provision for payment upon early termination
C J A Jamieson	15.09.83	–	24 months	None specified
J A van der Welle	01.04.99	–	24 months	None specified
R T Liddell[1]	04.06.00		12 months	None specified

[1] Contract terminated on 31 January 2003.

The Committee has previously agreed that the 24 month notice period for Messrs C J A Jamieson and J A van der Welle will not be renegotiated. However, any executive director appointed in the future will be subject to a notice period not exceeding one year.

The Committee has considered what compensation commitments, including pension contributions, the executive directors contracts would entail in the event of early termination other than for non-performance. In certain circumstances, the executive directors may receive compensation upon early termination of a contract. This could amount to two years' remuneration for Messrs C J A Jamieson and J A van der Welle, based on basic salary, bonus, benefits in kind and pension rights during the notice period.

Mr R T Liddell had a contract of employment with a notice period of termination of 12 months. Mr Liddell's contract was terminated on 31 January 2003 as a result of the restructuring of the Company which was announced in September 2002. The Company agreed a total termination payment with Mr Liddell of £496,320.80*. Of this amount £141,746* related to his pension entitlement, £285,775* related to his twelve month notice period entitlement plus a redundancy payment equal to one month's salary for each year of completed service and £50,000* related to his entitlement to a performance related bonus.

Non-executive directors do not currently have contracts with a fixed-term duration. The Company intends to review this position by the end of the next financial year.

Remuneration structure

The remuneration package for the executive directors comprises base salary, benefits, bonus, pension, entitlement to participate in the Company's all employee share schemes and long-term executive share schemes.

Base salary

Base salary is reviewed each year against other comparable companies in the oil sector and general market data on the basis of companies in similar industries and those of a similar size. The object is to ensure that the base salary, when taken together with the rest of the package, provides a competitive but performance driven remuneration package. The base salaries of the executive directors are currently positioned between the median and the upper quartile.

While salary is reviewed by reference to market conditions, the performance of the Company and the performance of the individual, the Committee would not regard this element of remuneration as directly performance related.

*Audited numbers

Annual bonus scheme

The annual bonus, which is non pensionable, consists of a cash payment of up to 50 per cent of salary immediately providing certain performance conditions are met and a deferred annual bonus of up to 50 per cent of salary for the same performance conditions. Payment of the deferred part of the bonus is payable in shares and deferred for three years. The deferred element of the bonus is contingent upon the beneficiaries remaining in employment for the three years from the date of the award, but is not dependent on any further performance related measures.

The performance measure for the annual bonus scheme for 2002 was a combination of financial and non-financial measures. The financial measure (upon which up to 50 per cent of the maximum bonus was dependent), was based upon actual cash flow against a target which was set before the start of the year by the Remuneration Committee. The non-financial measures were the achievement of progress toward the strategic intent of the business as set and determined by the Remuneration Committee (upon which up to 40 per cent of the maximum bonus was *dependent) and second, health, safety and environmental targets (upon which up to 10 per cent of the maximum bonus was dependent).*

The annual bonus scheme for the 2003 financial year has the same structure and maximum award level. The performance measures are financial and non financial with 60 per cent being based upon achievement of key targets in exploration and portfolio management, 30 per cent based upon actual cashflow against a target and 10 per cent based upon health, safety and environmental targets.

Benefits

The executive directors receive the benefit of a car fully expensed by the Company together with petrol cost and medical insurance.

Summary of actual remuneration (audited)

	Salary and fees 2002 £'000	Benefits in kind* 2002 £'000	Annual cash bonus 2002 £'000	**Total 2002 £'000**	Total 2001 £'000
Executive directors					
C J A Jamieson	305.0	16.7	152.5	**474.2**	368.8
R T Liddell	200.0	17.0	200.0	**417.0**	243.0
J A van der Welle[1]	203.6	20.0	100.0	**320.0**	244.8
Former directors					
R J Lascelles[2]					18.0
Non-executive directors					
Sir David John (Chairman)	90.0			**90.0**	90.0
M A K Alizai[3]	21.2			**21.2**	25.0
J R W Orange	35.0			**35.0**	35.0
I Gray	25.0			**25.0**	25.0
S J Dobbie	25.0			**25.0**	25.0
R V Emerson[4]	25.0			**25.0**	20.2**
Total for all directors	929.8	53.7	452.5	**1,432.4**	1,094.8

Notes:

Messrs Abdullah, Collins, Mansor and Mew waived their fees of £25,000 each for the year 2002. Messrs Marican and Chaloner, who both resigned during the year 2002, also waived their fees of £25,000 per annum.

1. £3,600 of Mr van der Welle's remuneration relates to a salary supplement as part of his pension arrangements.
2. Mr R J Lascelles retired from the Company on 16 May 2001.
3. Mr M A K Alizai was paid US$116,600 (2001: US$116,600) for advisory services undertaken for the Group outside the UK.
4. Mr R V Emerson joined the Company on 12 March 2001.

* Benefits in kind represent car and fuel benefits and medical insurance.

** *Part period only.*

Shares held in trust in respect of the deferred element of the annual bonus for directors are as follows:

	Awarded on 14 March 2001 and which will be released on 13 March 2004	Awarded on 12 March 2002 and which will be released on 11 March 2005	Awarded on 11 March 2003 and which will be released on 10 March 2006
C J A Jamieson	551,515	293,670	0**
R T Liddell	190,909*	192,405*	
J A van der Welle	381,818	192,405	0**

* Mr R T Liddell's awards relating to 2000 and 2001 were released on 1 February 2003 under the terms of his termination agreement. Mr Liddell's award relating to 2002 will be paid entirely in cash under the terms of his termination agreement. Market price of total shares released as at 1 February 2003 was £107,328.

** Shares to the value of £152,500 to be purchased for Mr Jamieson; and shares to the value of £100,000 to be purchased for Mr van der Welle.

Pension Schemes

Mr C J A Jamieson is a member of the Premier Oil plc Retirement and Death Benefits Plan (the 'Scheme'). The Scheme is a funded Inland Revenue approved final salary scheme which provides a pension of up to two-thirds salary at the normal pension age of 60. Benefits are actuarially reduced on early retirement before age 60 and pensions in payment increase in line with the lower of inflation or 5 per cent per annum.

The Company has agreed to provide Messrs R T Liddell and J A van der Welle with a pension substantially as if they were contributing members of the Scheme, not subject to the earnings cap. For life insurance purposes, Messrs R T Liddell and J A van der Welle are members of the Scheme.

The accrued pension entitlement of these directors are as follows:

	(a) Accrued pension at 31 December 2002 £'000	(b) Transfer value in respect of (a) as at 31 December 2002 £'000	(c) Accrued pension at 31 December 2001 £'000	(d) Transfer value in respect of (c) as at 31 December 2001 £'000	Increase from (d) to (b) less contributions paid by director during 2002 £'000
C J A Jamieson	172.9	2,577.3	152.5	2,294.0	265.9
R T Liddell	8.6	98.9	4.9	62.9	24.9
J A van der Welle	13.3	93.2	9.3	85.9	(3.8)

Notes:

1 The amounts of accrued pension under (a) and (c) represent the deferred pension entitlements of the director as at the stated dates.

2 The transfer values under (b) and (d) have been calculated on the basis of actuarial advice in accordance with the guidance note 'GN11: Retirement Benefit Schemes – Transfer Values' issued by the Institute of Actuaries and the Faculty of Actuaries.

3 The values stated in respect of Messrs R T Liddell and J A van der Welle correspond with the target level of their final salary pension provision; in practice, the pension benefits for these directors are established through individual money purchase arrangements.

The following payments were paid to former directors of the Company in respect of unfunded pension liabilities:

	2002 Unfunded Pension Liabilities (£)	2001 Unfunded Pension Liabilities (£)
J A Heath	26,772	26,586
R J Lascelles	25,109	15,737*
R C Shaw	82,388	81,815

* Payments made May – December.

Members of the Scheme have the option to pay additional voluntary contributions. Neither the contributions nor the resulting benefits are included in the above table.

Share Option Schemes (audited)

The Company believes that share ownership by executive directors and senior executives strengthens the link between their personal interests and those of shareholders. The Company currently operates three share option schemes. The Scheme of Arrangement has affected two of these schemes. In addition, and because of the effect of the Scheme of Arrangement, the Company has adopted two new share option schemes to replace the Executive Share Option Scheme 1995 and the Savings Related Share Option Scheme 1999.

Executive Share Option Scheme 1985

Share options awarded under this scheme can be exercised at the holder's discretion between three and ten years after being awarded. After ten years the options expire. No grant of options under this scheme has taken place since 1994. The Scheme of Arrangement has not affected this scheme because all outstanding options are already exercisable.

Mr C J A Jamieson held four options under this scheme during the financial year. These are listed in the table below under directors' interests in share options.

These options have become exercisable without the need to fulfill a performance requirement. This is because the scheme was introduced and approved by shareholders at a time when performance criteria were not required by shareholders.

Executive Share Option Scheme 1995

Options granted under the 1995 scheme are normally exercisable not less than three years after their date of grant and will lapse unless previously exercised on their tenth anniversary. Options cannot be exercised until pre-determined performance conditions have been achieved. For options granted prior to 2000, the performance requirement was that the share price plus the value of dividends paid must, measured at the end of any consecutive three year period, have grown at a rate equal to or greater than the Oil Exploration and Production Index over the same period*. These options are exercisable now and until six months after the Court approves the Scheme of Arrangement or the option holder may roll over the option into options over shares of the new company. Options granted during and after 2000 are dependent upon growth in the Company's earnings per share of at least 3 per cent per annum compound above the retail price index over a three-year period. The Committee believes that this is a challenging performance measure that in the long-term should reflect a good shareholder return.

The options may be exercised within six months of the Court approving the Scheme of Arrangement or the options may be rolled over into options over shares of the new company. Where the option holder elects to rollover his options the performance criteria will continue to apply.

Messrs C J A Jamieson, R T Liddell and J A van der Welle held options under this scheme during the financial year. These are listed in the table below under directors' interests in share options.

Directors' interests in share options under the Executive Share Option Scheme 1985 and the Executive Share Option Scheme 1995

Share options held beneficially by the directors during the financial year were as follows:

Date exercisable	Expiry date	Exercise price (pence)	C J A Jamieson	R T Liddell**	J A van der Welle	Total
03.01.95†	03.01.02	28.095	262,500			262,500
30.03.96†	30.03.03	26.190	210,000			210,000
27.04.97†	27.04.04	28.500	160,000			160,000
18.10.97†	18.10.04	25.500	150,000			150,000
26.04.01	26.04.06	31.750	576,000			576,000
07.04.02	07.04.07	40.000	576,000			576,000
16.04.03	16.04.08	32.750	576,000			576,000
06.04.02	06.04.09	13.500			1,666,666	1,666,666
06.04.03	06.04.09	13.500			1,666,667	1,666,667
06.04.04	06.04.09	13.500			1,666,667	1,666,667
29.10.02	29.10.09	17.250	1,800,000			1,800,000
20.04.03	19.04.10	12.500	1,040,000			1,040,000
18.09.03	17.09.10	14.000	3,714,285	1,285,714		4,999,999
15.03.04	14.03.11	16.500		1,090,909	545,454	1,636,363
Total at 1 January 2002			**9,064,785**	**2,376,623**	**5,545,454**	**16,986,862**

Options granted

No options were granted to directors in 2002.

Options lapsed

03.01.95	03.01.02	28.095	262,500			262,500
Total at 31 December 2002			**8,802,285**	**2,376,623**	**5,545,454**	**16,724,362**

** Following the redundancy of Mr Liddell his new exerciseable dates will be:
1,285,714 options: 01.02.03 – 31.07.03 or 18.09.03 – 17.03.04
1,090,909 options: 01.02.03 – 31.07.03 or 15.03.04 – 14.09.04

† Options granted under the 1985 share option scheme.

*The companies in the group consisted of Cairn Energy plc, Dana Petroleum plc, Paladin Resources plc, Premier Oil plc, Soco International plc, Tullow Oil plc and Venture Production plc.

The market price of the Company's shares at 31 December 2002 was 29p (31 December 2001: 16.75p) and the range during 2002 was 16.75p – 29p.

Savings Related Share Option Scheme 1999

Under this scheme, approved by shareholders on 18 May 1999, employees (including executive directors) with six months or more continuous service are invited, within a period of 42 days of the announcement of the annual and interim results, to join the scheme. Employees may save between £5 and £250 per month, through payroll deduction for a period of three or five years, after which time they can acquire shares at a discount of up to 20 per cent of the market value set at the time of invitation.

Mr C J A Jamieson, 1st invitation (1999): Mr Jamieson contracted to save £250 per month over a three year period, which on full term entitled him to exercise options over 64,583 shares. These options were granted on 21 July 1999 at a discount of 20 per cent of the market value set at the time of the invitation to apply for options and were exercised on 20 September 2002. The mid-market value of an ordinary share on the date of exercise was 24.5p.

Mr J A van der Welle, 2nd invitation (2000): Mr van der Welle contracted to save £250 per month over a three year period, which if he saves for the full term will entitle him to exercise options over 86,495 shares. These options were granted on 24 April 2000 at a discount of 20 per cent of the market value set at the time of invitation to apply for the options. Each option is exercisable at 11.2p and can be exercised following the Court approving the Scheme of Arrangement or between I June 2003 and 31 December 2003 if the options are rolled over.

Mr R T Liddell, 4th invitation (2002): Mr Liddell contracted to save £250 per month over a three year period, which if he had saved for the full term would have entitled him to exercise options over 52,197 shares. These options were granted on 23 April 2002 at a discount of 20 per cent of the market value set at the time of invitation to apply for the options. Each option is exercisable at 18.2p and following Mr Liddell's redundancy can be exercised during the period 1 February and 31 July 2003.

Gains made on all directors' share options

Mr C J A Jamieson exercised an option in accordance with the Savings Related Share Option Scheme 1999 as follows:

Number of shares	Date of exercise	Exercise price	Market value	Gain on exercise	Total gain
64,583	29.09.02	15p	24.5p	9.5p per share	£6,135

No other director exercised options in 2002 (2001: Nil for all directors).

Premier Oil plc Executive Equity and Asset Incentive Scheme

The Executive Equity and Asset Incentive Scheme is a 'one-off' scheme in which the executive directors, as well as some 30 other executives participate. The scheme is designed to reward an improvement in the asset value of the business and the market value of the Company over a three year period. The scheme therefore has two bonus pools, each pool being dependent upon one of the following two performance measures.

The equity bonus pool is created by comparing the market value calculated by reference to the average share price for the three months prior to the start of the period (16 May 2001) with the market value similarly calculated three years later. The asset bonus pool is based upon the increase in the appraised net asset value of the business over a three year period, from the start of 2001 to the end of 2003.

In either case there is no bonus pool unless there has been an increase in the relevant performance measure of at least 12 per cent compound per annum over a three year period. When a growth of 12 per cent compound per annum has been achieved then a bonus pool is created which is equal to 1 per cent of the increase in that measure. When the growth is 25 per cent or more compound per annum, then a bonus pool is created which is equal to 2.5 per cent of the increase in that measure. Between the above two points a proportionate calculation is undertaken. The Committee believes that the asset value and the market value of the businesses are good short and long-term indicators of corporate performance and should reflect rewards only when the shareholders have also received reward.

In addition, vesting under either pool is dependent upon the Remuneration Committee being satisfied that there has been an improvement in the performance of the Company over the three year period.

The bonus pools are then distributed up to 33 per cent to the executive directors, 40 per cent to other executives and the remainder on a discretionary basis. The individual participation is calculated according to a points system, the points being referred to as 'participation points'. Each participant has been awarded a number of participation points and these are compared to the aggregate number of participation points awarded for the purposes of calculating the individual's entitlement to part of any bonus pool. Mr C J A Jamieson was granted 290 participation points and Messrs J A van der Welle and R T Liddell were both awarded 190 participation points in the executive directors' pool on 16 July 2001. The benefits under the scheme are paid half in cash and half in shares (by dividing the cash value by the share price on the day prior to release of the award). The cash payment shall be released in 2004. The shares have an additional holding period of six months.

As part of the termination agreed with Mr R T Liddell, it was agreed that awards made to him under the scheme will vest in their entirety, and outstanding awards shall vest and be released without deduction on a pro rata basis, at Mr Liddell's option at the date of completion of the restructuring of the Company or the normal vesting date and otherwise in accordance with the rules of the scheme.

Awards under this scheme will vest subject to performance up to the date of the Scheme of Arrangement. The participants may in effect roll over their awards under the scheme to reflect the restructuring of the Company. Messrs C J A Jamieson and J A van der Welle have already confirmed to the Remuneration Committee that they intend to follow this course of action.

Premier Oil plc Share Incentive Plan (audited)
Under this plan, employees may make contributions to acquire shares in the Company ('Partnership Shares'). In addition to the Partnership Shares, the Board has awarded a number of shares to each employee being an outright award of shares ('Free Shares'), and/or if an employee agrees to buy a certain number of Partnership Shares, the Company currently matches the number of Partnership Shares bought with an award of shares ('Matching Shares'), on a one for one basis.

In the case of the award of Free Shares and Matching Shares the Company has not required performance criteria to be fulfilled, as the purpose of the plan was to allow all employees to become shareholders in the Company.

The Company made an award of Free Shares to all Company employees in the UK and overseas on 8 February 2002 of 526 shares per employee. These shares will be held in a trust for a period of three years after which each director may either hold the shares in his name, or sell them provided the director is in employment at the end of the three year period.

The Company invited all UK employees to make contributions to acquire Partnership Shares on a monthly basis beginning in February 2002. Messrs R T Liddell and J A van der Welle contributed the maximum monthly amount of £125 to the Plan, shares being purchased from June 2002.

The shares stated below will be held in this Plan until the shares are due to be released. A new plan to allow for the future acquisition of Partnership Shares and Matching Shares will then be put into operation following the Court approving the Scheme of Arrangement.

Shares held beneficially by the directors under this plan were as follows:

	Free Shares awarded on 08.02.02 at 19p vesting on 08.02.05	Total Partnership Shares purchased in 2002 in the market on a monthly basis at prices between 20p and 29p vesting in 2005	Total Matching Shares awarded on a one for one basis and purchased in the market between 20p and 29p vesting in 2005
C J A Jamieson	**526**	**-**	**-**
R T Liddell	**526**	**4,125**	**4,125**
J A van der Welle	**526**	**5,034**	**5,034**

Approved by the Board
24 March 2003

Statement of directors' responsibilities

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year; and the profit and loss account shall give a true and fair view of the profit or loss of the Company and of the Group for the financial year. In preparing the accounts the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent; and
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report to the members of Premier Oil plc

We have audited the Group's financial statements for the year ended 31 December 2002 which comprise the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Cash Flow Statement, Consolidated Statement of Total Recognised Gains and Losses, Reconciliation of Consolidated Shareholders' Funds and the related notes 1 to 25. These financial statements have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report, including the financial statements which are required to be prepared in accordance with applicable United Kingdom law and accounting standards as set out in the Statement of Directors' Responsibilities in relation to the financial statements.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors' Report, unaudited part of the Directors' Remuneration Report, Chairman's Statement, Operating and Financial Reviews and Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- The financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the profit of the Group for the year then ended; and
- The financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London
24 March 2003

Accounting convention

The accounts are prepared under the historical cost convention and in accordance with the Oil Industry Accounting Committee Statement of Recommended Practice – 'Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities' and applicable accounting standards, including the adoption of the standard mentioned below.

FRS 17 – 'Retirement Benefits' was effective for the Group's 2001 year-end reporting. The accounts contain the transitional requirements specified within this standard.

Consolidation

The Group accounts consolidate the accounts of Premier Oil plc and all its subsidiary undertakings drawn up to 31 December each year. No profit and loss account is presented for the Company as provided by Section 230 of the Companies Act 1985. Entities in which the Group holds an interest on a long-term basis and are jointly controlled by the Group and one or more other venturers under a contractual arrangement are treated as joint ventures. In the Group accounts Premier's proportion of operating profit or loss, exceptional items, interest, taxation, gross assets and gross liabilities of the joint ventures are included ('gross equity method').

Turnover

Turnover represents the sales value of the Group's share of petroleum production during the year. Revenue receivable under take-or-pay gas sales contracts in respect of undelivered volumes is accounted for as deferred income.

Fixed assets

a) Capitalisation of oil and gas expenditure The Group follows the full cost method of accounting under which all expenditure relating to the acquisition, exploration, appraisal and development of oil and gas interests is capitalised in one of six cost pools: UK, Southern Europe, Far East, Pakistan, Australia and International. Proceeds on disposal of an interest are credited to the relevant cost pool.

Intangible fixed assets consisting of expenditure on significant new exploration areas and licences are excluded from the capitalised tangible cost pools pending determination of commercial reserves. Capitalised exploration expenditure is carried forward until either it is declared part of a commercial development or the licence area is abandoned, at which point the relevant total is transferred to the relevant tangible cost pool. Where there are no development and producing assets within the cost pool, the transferred exploration costs are charged immediately to the profit and loss account. The financing cost of borrowings in respect of a field development and related foreign exchange gains and losses are capitalised until production commences from that field.

b) Depreciation Amortisation of expenditure held in each tangible cost pool is provided using the unit of production method based on entitlement to proved and probable reserves of oil and gas and estimated future development expenditure expected to be incurred to access these reserves. Changes in reserves are accounted for prospectively. Pipeline assets are depreciated on a unit of throughput basis. Depreciation on other fixed assets is provided on a straight line basis to write them off over their estimated useful lives but not exceeding five years.

c) Impairment of value An estimate of the discounted future net revenues is made where there are indications of impairment and compared to the net capitalised expenditure held in each cost pool. Where, in the opinion of the directors, there is an impairment, tangible asset values are written down accordingly through the profit and loss account.

Decommissioning

Provision for decommissioning is recognised in full at the commencement of oil and gas production. The amount recognised is the present value of the estimated future expenditure. A corresponding tangible fixed asset is also created at an amount equal to the provision. This is subsequently depreciated as part of the capital costs of the production facilities. Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the fixed asset.

Stores, crude oil and products

These are valued at the lower of cost and net realisable value. Under and over lifts of crude oil and stocks relating to production are recorded at market value.

Deferred taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax, with the following exceptions:

- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

- Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Petroleum taxes are provided on a unit of production basis over the estimated remaining life of each producing field. The total tax for each producing field is calculated after deducting all expenditure incurred on that field. Deferred petroleum taxes are provided for on the difference between the amount of tax calculated on the unit of production basis and current tax payable.

Translation of foreign currencies
In the accounts of individual companies, transactions denominated in foreign currencies are recorded in the local currency at actual exchange rates as of the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the period end are reported at the rates of exchange prevailing at the period end. Any gain or loss arising from a change in exchange rate subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

For the purposes of consolidation the closing rate method is used under which translation gains and losses on the opening net assets of overseas undertakings are shown as a movement in reserves. Profit and loss accounts of overseas undertakings and foreign branches are translated at the average exchange rate for the period. Exchange differences on foreign currency loans, to the extent that they relate to investments in operations accounted for in foreign currencies, are taken to reserves.

Pension costs
The cost of providing pension benefits is charged to the profit and loss account over the period of service of employees.

Royalties
Royalties are charged as production costs to the profit and loss account in the period in which the related production is accounted for.

Leasing and hire purchase commitments
Rentals payable for assets under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Derivative financial instruments
The Group uses derivative financial instruments ('derivatives') to manage its exposure to changes in foreign currency exchange rates, interest rates and oil price fluctuations.

Foreign currency forward contracts are used to hedge future foreign currency commitments. Gains and losses on these contracts are recognised at maturity.

The Group may enter into interest rate swap transactions in its management of interest rate exposure. Interest rate swap agreements involve the exchange of fixed and floating interest rate payment obligations without exchange of the underlying principal amounts. The results of these transactions are recognised in interest expense in the period hedged by the agreements.

Gains and losses arising on oil price derivatives are recognised in revenues from oil production when hedged volumes are sold.

The Group only undertakes derivative transactions that directly relate to the underlying business of the Group.

Cash and liquid resources
Cash, for the purposes of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources comprise funds held in term deposit accounts.

Consolidated profit and loss account
For the year ended 31 December 2002

	Note	2002 £ million	2001 £ million
Turnover			
Group and share of joint ventures		**263.1**	213.8
Less: share of joint ventures' turnover		**(64.4)**	(47.0)
Group turnover	1	**198.7**	166.8
Cost of sales	2	**(107.0)**	(97.1)
Exceptional provision for oil and gas assets	2	**(13.1)**	(42.0)
Exploration expenditure written off		**(4.6)**	
Gross profit		**74.0**	27.7
Administrative costs		**(7.9)**	(7.1)
Group operating profit		**66.1**	20.6
Share of joint ventures' operating profit		**38.0**	26.0
Total operating profit: Group and share of joint ventures		**104.1**	46.6
Profit on disposal of investment	11		42.2
Net interest payable: Group	5	**(17.8)**	(26.7)
Joint ventures	5	**(11.2)**	(13.0)
Exchange (losses)/gains*		**(2.5)**	0.5
Profit on ordinary activities before tax		**72.6**	49.6
Tax: Group	6	**(36.2)**	(22.8)
Joint ventures	6	**(11.4)**	(6.5)
Profit after tax		**25.0**	20.3
Earnings per share (pence) – basic and diluted	7	**1.58**	1.28

* Exchange (losses)/gains relate wholly to the Group.

Consolidated statement of total recognised gains and losses
For the year ended 31 December 2002

	2002 £ million	2001 £ million
Net profit for the year excluding share of profits of joint ventures	**9.6**	13.8
Share of joint ventures' profits for the year	**15.4**	6.5
Net profit for the year attributable to members of the parent company	**25.0**	20.3
Exchange difference on retranslation of net assets of subsidiary undertakings	**(16.7)**	1.2
Exchange difference on retranslation of net assets of joint ventures	**(8.3)**	(0.5)
Total recognised gains relating to the year	**–**	21.0

Group reconciliation of movements in shareholders' funds
For the year ended 31 December 2002

	2002 £ million	2001 £ million
Total recognised gains relating to the year		21.0
New shares issued	**0.7**	0.1
Total movements during the year	**0.7**	21.1
Shareholders' funds at 1 January	**311.6**	290.5
Shareholders' funds at 31 December	**312.3**	311.6

Results relating to joint ventures are those of Premier – Kufpec Pakistan BV and Global Resources Ltd. Further details are provided in note 11 to these accounts.

Balance sheets
As at 31 December 2002

	Note	**Group 2002 £ million**	Group 2001 £ million	**Company 2002 £ million**	Company 2001 £ million
Fixed assets					
Intangible assets	8	**24.3**	30.4		
Tangible assets	9	**400.1**	464.3		0.1
Investments	10	**11.6**	11.7	**692.3**	692.3
Investments in joint ventures:	11				
Share of gross assets		**257.4**	257.7		
Share of gross liabilities		**(155.8)**	(176.6)		
Total fixed assets		**537.6**	587.5	**692.3**	692.4
Current assets					
Stocks		**7.0**	12.8		
Debtors, including amounts due after one year	12	**81.5**	95.4	**185.1**	193.6
Cash and short-term deposits	15	**145.7**	84.4		
Total current assets		**234.2**	192.6	**185.1**	193.6
Creditors: amounts falling due within one year	13	**(195.7)**	(67.6)	**(389.7)**	(375.8)
Net current assets/(liabilities)		**38.5**	125.0	**(204.6)**	(182.2)
Total assets less current liabilities		**576.1**	712.5	**487.7**	510.2
Creditors: amounts falling due after one year including convertible debt	14,15	**(201.3)**	(355.0)	**(200.6)**	(218.2)
Deferred income	14	**(11.7)**	(4.4)		
Provision for liabilities and charges	17	**(50.8)**	(41.5)		
Net assets		**312.3**	311.6	**287.1**	292.0
Capital and reserves					
Share capital	19	**79.4**	79.2	**79.4**	79.2
Share premium account	20	**138.5**	138.0	**138.5**	138.0
Capital reserve	20	**14.5**	14.5	**14.5**	14.5
Merger reserve	20	**68.2**	68.2	**68.2**	68.2
Profit and loss account	20	**11.7**	11.7	**(13.5)**	(7.9)
Total equity shareholders' funds		**312.3**	311.6	**287.1**	292.0

Approved by the Board on 24 March 2003
C J A Jamieson
J A van der Welle
Directors

The accounting policies on pages 30 and 31 and notes on pages 35 to 56 form part of these accounts.

Consolidated cash flow statement
For the year ended 31 December 2002

	Note	2002 £ million	2001 £ million
Net cash inflow from operating activities	21a	**123.5**	111.1
Returns on investment and servicing of finance			
Interest received		**4.3**	1.5
Interest paid		**(21.7)**	(31.2)
		(17.4)	(29.7)
Taxation			
UK corporation tax paid		**(4.1)**	(6.2)
UK petroleum revenue tax paid		**(12.6)**	(15.5)
Overseas taxes paid		**(4.0)**	(1.3)
		(20.7)	(23.0)
Capital expenditure and financial investments			
Payments to acquire fixed assets		**(42.2)**	(60.9)
Receipts from sales of fixed assets		**23.4**	
Increase shareholding in listed investment			(2.4)
Investment of funds refundable from joint venture			(7.1)
Investment of funds in joint ventures		**(11.6)**	(2.2)
		(30.4)	(72.6)
Acquisitions and disposals			
Receipt arising from establishment of new joint venture		**6.8**	72.9
		6.8	72.9
Management of liquid resources			
Net change in short-term deposits		**(60.0)**	(46.7)
		(60.0)	(46.7)
Financing			
Issue of ordinary share capital		**0.7**	0.1
Net cash from financing		**0.7**	0.1
Increase in cash		**2.5**	12.1
Cash generated after interest and taxation		**85.4**	58.4
Cash flow generated per share (pence)		**5.4**	3.7

Cash flows relating to the joint ventures are excluded, in accordance with FRS 9 – 'Associates and Joint Ventures'.

Notes to the accounts
For the year to 31 December 2002

1 Geographical analysis

Turnover represents amounts invoiced exclusive of sales related taxes for the Group's share of oil and gas sales.

	2002 £ million	2001 £ million
Group turnover by origin and destination		
UK	**103.0**	109.8
Indonesia (destination Singapore)	**95.7**	57.0
Total Group turnover	**198.7**	166.8
Joint venture turnover by origin and destination		
Pakistan	**17.9**	18.8
Myanmar (destination Thailand)	**46.5**	28.2
	263.1	213.8
Group operating profit/(loss) before exceptional items		
UK	**25.6**	39.1
Albania	**(0.1)**	(0.1)
Australia	**(0.1)**	(0.2)
Indonesia	**58.4**	23.8
Other overseas	**(4.6)**	
	79.2	62.6
Exceptional provision for oil and gas assets and investment		
UK	**(13.1)**	(12.1)
Albania		(17.6)
Australia		(8.5)
Other overseas		(3.8)
	(13.1)	(42.0)
Group operating profit	**66.1**	20.6
Share of operating profit in joint ventures – Pakistan	**10.8**	13.1
– Myanmar	**27.2**	12.9
Profit on disposal of investment		42.2
Net interest	**(29.0)**	(39.7)
Exchange (losses)/gains	**(2.5)**	0.5
Profit on ordinary activities before tax	**72.6**	49.6
Net assets		
UK	**83.8**	131.5
Africa	**9.9**	
Australia	**11.6**	11.7
Indonesia	**266.4**	327.5
Myanmar	**17.2**	24.2
Other overseas	**2.3**	8.0
	391.2	502.9
Share of net assets of joint ventures		
Pakistan	**54.7**	45.0
Myanmar	**46.9**	36.1
	492.8	584.0
Unallocated net borrowings	**(180.5)**	(272.4)
Total net assets	**312.3**	311.6

2 Cost of sales

	2002 £ million	2001 £ million
Operating costs	**48.1**	47.7
Royalties	**5.7**	5.2
Amortisation and depreciation of tangible fixed assets:		
Oil and gas	**51.8**	42.7
Other	**0.9**	1.0
Amortisation of decommissioning assets	**0.5**	0.5
	107.0	97.1

Exceptional provision for oil and gas assets

	2002 £ million	2001 £ million
Impairment write-down of:		
Tangible fixed assets	**13.1**	33.5
Investments		8.5
	13.1	42.0

The Group has made a provision in respect of non-core tangible assets held in the UK pool of £13.1 million. In 2001, the Group made a total provision of £42.0 million which included a write-down of £12.1 million in the UK pool, £17.6 million in the Southern Europe pool, £0.4 million in the Pakistan pool, £3.4 million in the International pool and an investment write-down on the Group's shareholding in Australian Worldwide Exploration NL of £8.5 million.

3 Auditors' remuneration

	2002 £ million	2001 £ million
Audit services*	**0.3**	0.3
Non-audit services – UK	**0.5**	0.2
	0.8	0.5

* Of this, £10,000 (2001: £10,000) relates to the Company.

The non-audit services include restructuring, corporate governance, VAT, remuneration, pension and share option scheme advisory services. Occasionally, services are provided in relation to commercial activities and corporate transactions.

4 Employee costs

	2002 £ million	2001 £ million
Staff costs, including executive directors:		
Wages and salaries	**13.9**	12.4
Social security costs	**0.6**	0.6
Pension costs*	**1.4**	1.4
	15.9	14.4
Average number of employees during the year:		
Technical and operations	**311**	287
Management and administration	**167**	201
	478	488

* Of this, the cost of the defined contribution scheme was £487,764 (2001: £354,454).

A proportion of the above, representing time spent on exploration and development activities, is capitalised.

Details of directors' emoluments, in aggregate and by director, together with details of pension entitlements, share options held and bonus payments, are shown in the Remuneration Report on pages 21 to 27.

5 Interest

a) Interest receivable/(payable) – Group

	2002 £ million	2001 £ million
Receivable:		
Short-term deposits	**4.5**	1.6
	4.5	1.6
Payable:		
Convertible capital bonds	**(2.2)**	(2.2)
Bank loans and overdrafts	**(4.5)**	(9.5)
Guaranteed senior notes	**(13.9)**	(14.9)
Unwinding of discount on decommissioning provision	**(0.8)**	(0.7)
Other	**(0.9)**	(1.0)
	(22.3)	(28.3)
Net interest payable – Group	**(17.8)**	(26.7)

Notes to the accounts
For the year to 31 December 2002

5 Interest continued

b) Interest receivable/(payable) – Joint ventures

	2002 £ million	2001 £ million
Receivable:		
Short-term deposits	**0.5**	0.6
	0.5	0.6
Payable:		
Long-term bonds – Yetagun project loan	**(11.6)**	(13.5)
Unwinding of discount on decommissioning provision	**(0.1)**	(0.1)
Net interest payable – Joint ventures	**(11.2)**	(13.0)

6 Tax on profit on ordinary activities

a) Analysis of tax charge

Group	2002 £ million	2001 £ million
Current tax:		
UK corporation tax on profits	**6.2**	8.8
Adjustments in respect of previous periods	**(2.7)**	
	3.5	8.8
Petroleum revenue tax	**13.3**	11.3
Overseas tax	**10.3**	2.9
Total current tax (note 6b)	**27.1**	23.0
Deferred tax:		
UK tax	**7.1**	(3.5)
Petroleum revenue tax		1.6
Overseas tax	**2.0**	1.7
Total deferred tax	**9.1**	(0.2)
Tax on profit on ordinary activities – Group	**36.2**	22.8
Joint ventures		
Overseas tax:		
Current tax	**1.7**	
Deferred tax	**9.7**	6.5
Tax on profit on ordinary activities – Joint ventures	**11.4**	6.5

6 Tax on profit on ordinary activities continued

b) Factors affecting tax charge

The tax charge is higher than the standard rate of corporation tax in the UK (30%). The difference is explained below:

	2002 £ million	2001 £ million
Group profit on ordinary activities before tax	**45.8**	36.6
Group profit on ordinary activities before tax @ 30%	**13.7**	11.0
Effects of:		
Expenses not deductible for tax purposes	**1.6**	0.4
Accounting depreciation in excess of tax depreciation	**3.7**	7.5
Taxable income not credited to profit and loss account	**2.2**	
Allowable deduction not debited to profit and loss account (primarily petroleum revenue tax)	**(4.1)**	(4.9)
Current tax losses not utilised		8.2
Current tax not related to profit before tax (primarily petroleum revenue tax)	**13.4**	11.3
Exceptional items		(0.1)
Overseas tax	**(3.4)**	(10.4)
Current tax charge	**27.1**	23.0

c) Factors that may affect future tax charges

No provision has been made for deferred tax where potentially taxable gains have been rolled over into replacement assets. Such gains would become taxable only if the assets were sold without it being possible to claim rollover relief. The total amount not provided is £3.6 million (2001: £3.6 million). At present, it is not envisaged that any tax will become payable in the foreseeable future.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures. As the earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future.

7 Earnings per share

The calculation of basic earnings per share is based on the profit after tax and on the weighted average number of ordinary shares in *issue during the year. The diluted earnings per share allows for the full conversion of the convertible capital bonds and the full exercise* of outstanding share purchase options (note 19) and adjusted earnings.

Basic and diluted earnings per share are calculated as follows:

	Profit after tax		**Weighted average number of shares**		**Earnings per share**	
	2002 £ million	2001 £ million	**2002 millions**	2001 millions	**2002 pence**	2001 pence
Basic	**25.0**	20.3	**1,586**	1,584	**1.58**	1.28
Convertible capital bonds	**2.2**	2.2	**27**	27	*	*
Outstanding share options	**0.5**	0.5	**71**	73	*	*
Diluted	**27.7**	23.0	**1,684**	1,684	**1.58**	1.28

* As earnings per share are increased when taking the convertible capital bonds and outstanding share options into account, they are ignored in the calculation of diluted earnings per share.

8 Intangible fixed assets

	Oil and gas properties			
	UK £ million	Far East £ million	International £ million	Total £ million
The Group				
Cost				
At 1 January 2002	21.5	6.0	2.9	30.4
Exchange movements	(2.0)	(0.5)	(0.1)	(2.6)
Additions during the year	7.6	2.7	13.0	23.3
Transfer to tangible fixed assets	(21.8)	(0.4)		(22.2)
Exploration expenditure written off			(4.6)	(4.6)
At 31 December 2002	**5.3**	**7.8**	**11.2**	**24.3**

9 Tangible fixed assets

	Oil and gas properties								
	UK £ million	Southern Europe £ million	Far East £ million	Australia £ million	Pakistan £ million	International £ million	Pipeline assets £ million	Other fixed assets £ million	Total £ million
The Group									
Cost									
At 1 January 2002	526.1	33.5	281.0	0.4	0.8	32.8	78.9	9.0	962.5
Exchange movements	(43.2)	(3.0)	(22.7)			(1.9)	(7.4)	(0.1)	(78.3)
Additions during the year	14.2	0.7	4.1				1.0	0.4	20.4
Transfer from intangible fixed assets	21.8		0.4						22.2
Disposals								(0.1)	(0.1)
At 31 December 2002	**518.9**	**31.2**	**262.8**	**0.4**	**0.8**	**30.9**	**72.5**	**9.2**	**926.7**
Amortisation and depreciation									
At 1 January 2001	385.6	33.5	37.1	0.4	0.8	32.8	1.0	7.0	498.2
Exchange movements	(29.5)	(3.0)	(3.3)			(1.9)		(0.1)	(37.8)
Charge for the year	32.2		17.5				2.6	0.9	53.2
Disposals								(0.1)	(0.1)
Impairment write-downs	13.1								13.1
At 31 December 2002	**401.4**	**30.5**	**51.3**	**0.4**	**0.8**	**30.9**	**3.6**	**7.7**	**526.6**
Net book value									
At 31 December 2002	**117.5**	**0.7**	**211.5**	**–**	**–**	**–**	**68.9**	**1.5**	**400.1**
At 31 December 2001	140.5	–	243.9	–	–	–	77.9	2.0	464.3
The Company									
Cost									
At 1 January 2002	0.7					1.1		0.7	2.5
At 31 December 2002	**0.7**	**–**	**–**	**–**	**–**	**1.1**	**–**	**0.7**	**2.5**
Amortisation and depreciation									
At 1 January 2002	0.7					1.1		0.6	2.4
Charge for the year								0.1	0.1
At 31 December 2002	**0.7**	**–**	**–**	**–**	**–**	**1.1**	**–**	**0.7**	**2.5**
Net book value									
At 31 December 2002	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
At 31 December 2001	–	–	–	–	–	–	–	0.1	0.1

The impairment test has been carried out using a 10 per cent nominal discount rate, $/£ exchange rate of 1.61 and a Brent oil price forecast of $22.4 (2003), $21.5 (2004), $20.0 (2005) per barrel, escalated at 2 per cent thereafter.

Cost to the Group at 31 December 2002 includes capitalised interest of £17.3 million (2001: £19.1 million). The movement relates to exchange differences on capitalised interest balances.

10 Investments

	Fixed asset investments		Subsidiary	
	Listed £ million	Unlisted £ million	undertakings £ million	Total £ million
The Group				
Cost				
At 1 January 2002	20.2	0.1		20.3
Exchange movement	(0.1)			(0.1)
At 31 December 2002	**20.1**	**0.1**	**–**	**20.2**
Amounts provided				
At 1 January 2002 and 31 December 2002	8.5	0.1		8.6
Net book value				
At 31 December 2002	**11.6**	**–**	**–**	**11.6**
At 31 December 2001	11.7	–	–	11.7
The Company				
Cost				
At 1 January and 31 December 2002			713.6	713.6
Amounts provided				
At 1 January and 31 December 2002			21.3	21.3
Net book value				
At 31 December 2002	**–**	**–**	**692.3**	**692.3**
At 31 December 2001	–	–	692.3	692.3

The market value of the listed investments at 31 December 2002 was £14.4 million (2001: £8.6 million). The market value of the listed investments at 11 March 2003 was £11.9 million.

Principal subsidiary undertakings of the Company, all of which are 100% owned, are as follows:

Name of company	Business and area of operation	Country of incorporation or registration
Premier Oil Exploration Ltd*	Exploration, production and development, UK	Scotland
Premier Pict Petroleum Ltd*	Exploration, production and development, UK	Scotland
PCO Trading Ltd*	Oil trading, UK	England & Wales
PCO Finance Ltd	Investment, UK	Jersey
Premier Oil Kakap BV*	Exploration, production and development, Indonesia	Netherlands
Premier Petroleum Myanmar Ltd*	Exploration and development, Myanmar	Hong Kong
Premier Oil Natuna Sea BV*	Exploration, production and development, Indonesia	Netherlands
Premier Oil Australia Pty Ltd*	Holding company, Australia	Australia
Premier Oil Holdings Ltd	Holding company, UK	England & Wales

Investments in other entities are as follows:

Name of company	Business and area of operation	Classification	Ordinary shares held %	Country of incorporation or registration
Premier – Kufpec Pakistan BV*	Exploration and production, Pakistan	Joint venture	50.0	Netherlands
Global Resources Ltd*	Exploration and production, Myanmar	Joint venture	50.0	Labuan
Taninthayi Pipeline Company Ltd*	Pipeline operations, Myanmar	Joint arrangement	26.7	Grand Cayman
Anglo Albanian Petroleum Ltd*	Production and development, Albania	Joint arrangement	50.0	Jersey
Australian Worldwide Exploration NL (AWE)*	Exploration and production, Australia, New Zealand and Argentina	Fixed asset investment	18.7	Australia

* Held through subsidiary undertakings.

The Group accounts for joint arrangements which are not entities by recording its share of the arrangement's assets, liabilities and cash flows.

11 Investments in joint ventures

	2002 £ million	2001 £ million
Cost		
At 1 January	**81.1**	98.5
Share of profit retained by joint ventures	**15.4**	6.5
Reduction of investment arising from sale to Kufpec		(27.8)
Additional investment in joint ventures	**13.4**	2.1
Exchange movement	**(8.3)**	1.8
At 31 December	**101.6**	81.1

Under FRS 9 – 'Associates and Joint Ventures' the Group accounts for its 50 per cent share in Premier – Kufpec Pakistan BV (PKP) and 50 per cent share of Global Resources Ltd as interests in joint ventures. The remaining 50 per cent interest in Global Resources Ltd is owned by Petronas International Corporation Ltd, and remaining 50 per cent of PKP is owned by Kuwait Foreign Petroleum Company KSC (Kufpec).

During 2001, the Group announced that it was unwinding its joint venture, Premier Shell Pakistan BV, such that the Group would receive back its original assets along with a 12 per cent interest in the Bhit field. Simultaneously, a new joint venture was set up between Premier and Kufpec by Premier selling to Kufpec 50 per cent of its Pakistan assets (including the 12 per cent interest in Bhit) in return for cash consideration of $105 million and a 7.89 per cent working interest in the Kadanwari gas field. This resulted in a £42.2 million profit on disposal which was recognised as an exceptional item in the 2001 results.

Premier's share of the net assets of PKP and Global Resources Ltd at 31 December 2002 was:

	2002 £ million	2001 £ million
Fixed assets	**220.0**	216.3
Current assets		
Stocks	**3.0**	2.2
Debtors	**13.6**	26.8
Cash and short-term deposits	**20.8**	12.4
Total current assets	**37.4**	41.4
Total assets	**257.4**	257.7
Creditors: amounts falling due within one year	**(36.8)**	(28.8)
Total assets less current liabilities	**220.6**	228.9
Creditors: amounts falling due after one year	**(70.5)**	(103.9)
Deferred income	**(24.6)**	(27.2)
Provision for liabilities and charges	**(23.9)**	(16.7)
Net assets	**101.6**	81.1

Included in the joint ventures' results are figures for Global Resources Ltd, with turnover £46.5 million, profit before tax £15.9 million, taxation charge £8.5 million and profit after tax £7.4 million. The joint ventures' net assets include Global Resources Ltd's fixed assets £151.1 million, current assets £28.4 million, creditors falling within one year £27.1 million and creditors falling due after one year £70.5 million.

12 Debtors

	Group 2002 £ million	Group 2001 £ million	Company 2002 £ million	Company 2001 £ million
Trade debtors	**47.0**	31.3		0.4
Amounts owed by subsidiary undertakings			**177.9**	191.8
Other debtors	**23.2**	52.1	**5.7**	0.9
Prepayments	**5.4**	3.6	**0.8**	
Taxation recoverable	**5.9**	8.4	**0.7**	0.5
	81.5	95.4	**185.1**	193.6

Amounts owed to the Company by subsidiary undertakings of £177.9 million (2001: £191.8 million) are not expected to be repaid within the next year, and are therefore considered as due after more than one year.

Taxation recoverable includes £0.8 million (2001: £0.8 million) advance corporation tax which will be relieved against mainstream corporation tax payable after more than one year.

13 Creditors: amounts falling due within one year

	Group 2002 £ million	Group 2001 £ million	Company 2002 £ million	Company 2001 £ million
Bank loans due within one year	**124.2**			
Issue costs	**(0.3)**			
Trade creditors	**15.6**	15.7		
Amounts owed to subsidiary undertakings			**381.0**	369.2
Corporation tax	**11.7**	6.0		
Other taxes and social security costs	**1.2**	1.1		
Other creditors	**4.7**	11.2	**5.5**	6.0
Accruals	**38.6**	33.6	**3.2**	0.6
	195.7	67.6	**389.7**	375.8

Included in trade creditors are amounts which relate to the Group's exploration and development activities, and those of operated joint ventures.

14 a) Creditors: amounts falling due after one year including convertible debt

	Group 2002 £ million	Group 2001 £ million	Company 2002 £ million	Company 2001 £ million
Loans due after more than one year (note 15)	**202.0**	356.8	**174.0**	191.8
Issue costs	**(0.7)**	(1.8)	**(0.6)**	(0.8)
Amounts owed to subsidiary undertakings			**27.2**	27.2
	201.3	355.0	**200.6**	218.2
b) Deferred income				
Indonesia – West Natuna Gas	**11.7**	4.4		
	11.7	4.4	–	–

Notes to the accounts
For the year to 31 December 2002

15 Borrowings

	Group 2002 £ million	Group 2001 £ million	Company 2002 £ million	Company 2001 £ million
Amounts falling due within one year:				
Bank loans	**124.2**			
Amounts falling due after one year:				
Bank loans		137.0		
US$55 *million* 7.44% series A guaranteed senior notes due 2005*	**34.2**	37.7	**34.2**	37.7
US$20 million 7.56% series B guaranteed senior notes due 2008*	**12.4**	13.7	**12.4**	13.7
US$55 million 7.56% series C guaranteed senior notes due 2008*	**34.2**	37.7	**34.2**	37.7
US$150 million 7.44% guaranteed senior notes due 2008*	**93.2**	102.7	**93.2**	102.7
8% convertible capital bonds due 2005	**28.0**	28.0		
Total borrowings	**326.2**	356.8	**174.0**	191.8
Cash:				
Cash at bank and in hand	**16.4**	14.5		
Short-term deposits	**129.3**	69.9		
Total cash	**145.7**	84.4	**–**	–
Net borrowings	**180.5**	272.4	**174.0**	191.8

* Jointly issued with another Group company and guaranteed by certain subsidiary undertakings.

As at 31 December 2002 US$200 million has been drawn under the US$250 million bank revolving credit facility.

The US$55 million 7.56% series C Guaranteed Senior Notes due 2008 have a range of maturities from 2006 to 2008.

The US$150 million 7.44% Guaranteed Senior Notes due 2008 have a range of maturities from 2004 to 2008.

The terms and conditions for bank loans and the guaranteed senior notes include certain covenants which require early repayment in the event of a breach.

The 8% convertible capital bonds due in 2005 were issued by a subsidiary undertaking and guaranteed by the Company on a subordinated basis. The bonds are convertible into Ordinary Shares of the Company between 1993 and 2005 and have a conversion price of £1.04, subject to adjustment in the event of capitalisation or rights issue and are redeemable at par on 31 March 2005 at the option of the bondholder. Alternatively the Issuer may at any time from 1 April 1995 to final maturity date require conversion of the bonds into Preference Shares of the Issuer which will then be redeemed in cash at their paid up value.

In the event of liquidation, bank loans and the guaranteed senior notes rank pari passu to all creditors of the Group other than the 8% convertible capital bonds which have been issued on a subordinated basis.

	Group 2002 £ million	Group 2001 £ million	Company 2002 £ million	Company 2001 £ million
Bank loans analysed by maturity:				
Amounts falling due:				
Within one year	**124.2**			
In more than one year, but not more than two years		137.0		
	124.2	137.0	**–**	–
Other loans analysed by maturity:				
Amounts falling due:				
In more than one year, but not more than two years	**18.6**		**18.6**	
In more than two years, but not more than five years	**131.8**	134.8	**103.8**	106.9
In five years or more by instalments	**51.6**	85.0	**51.6**	84.9
Total long-term borrowings	**202.0**	219.8	**174.0**	191.8
Total borrowings	**326.2**	356.8	**174.0**	191.8

16 Obligations under leases

	Group 2002 £ million	Group 2001 £ million
Amounts paid under operating leases:		
Operating lease rentals paid – other operating leases	**17.4**	5.2
	17.4	5.2
Annual commitment under non-cancellable operating leases which expire:		
– In two to five years	**5.3**	13.1
– Over five years	**3.2**	3.5
	8.5	16.6

There are no lease commitments under joint ventures of PKP and Global Resources Ltd.

17 Provision for liabilities and charges

	Group 2002 £ million	Group 2001 £ million
Decommissioning costs	**8.6**	7.6
Warranties	**1.6**	1.6
Deferred petroleum revenue tax	**8.6**	8.6
Deferred corporation tax	**24.9**	18.3
Deferred overseas tax	**7.1**	5.4
	50.8	41.5

Decommissioning costs	Group 2002 £ million	Group 2001 £ million
At 1 January	**7.6**	6.8
Revision arising from change in estimate of future decommissioning costs	**0.2**	0.1
Unwinding of discount on decommissioning provision	**0.8**	0.7
	8.6	7.6

All decommissioning costs in the Group relate to UK oil and gas interests, which are provisionally expected to be incurred between 2003 and 2027.

Warranties	Group 2002 £ million	Group 2001 £ million
At 1 January	**1.6**	
Charge for year		1.6
	1.6	1.6

The warranties represent amounts warranted to Kufpec under the PKP joint venture agreement for pre-effective date amendments to tax balances that may or may not occur in the future.

17 Provision for liabilities and charges continued

	Group 2002 £ million	Group 2001 £ million	Company 2002 £ million	Company 2001 £ million
Deferred petroleum revenue tax				
At 1 January	**8.6**	7.0		
Charge for the year		1.6		
	8.6	8.6	–	–
Deferred corporate taxes				
At 1 January	**18.3**	21.8		
Charge for the year*	**6.6**			
Provision release		(3.5)		
	24.9	18.3	–	–
Deferred overseas tax				
At 1 January	**5.4**	3.7		
Charge for the year	**1.7**	1.7		
	7.1	5.4	–	–

* Due to change in the rate of corporation tax for profits related to North Sea Oil and Gas assets a deferred tax charge of £6.3 million arose during the year.

The majority of deferred tax balances arose as a result of timing differences in relation to capital allowance deductions.

18 Financial instruments

An outline of the objectives, policies and strategies pursued by the Group in relation to financial instruments is set out in the Financial Review on pages 4 to 6 of this report.

Short-term debtors and creditors have been excluded from the following disclosure, except currency risk disclosures as permitted by FRS 13 – 'Derivatives and Other Financial Instruments: Disclosures'.

Interest rate risk profile of financial liabilities

The interest rate profile of the financial liabilities of the Group as at 31 December 2002 was:

				Fixed rate	
Currency	Fixed rate £ million	Floating rate £ million	Total £ million	Weighted average interest rate %	Weighted average period for which rate is fixed years
Sterling	28.0		28.0	8.0	2.3
US$	174.0	124.2	298.2	7.5	3.3
	202.0	**124.2**	**326.2**	**7.5**	**3.2**

The interest rate profile of the financial liabilities of the Group as at 31 December 2001 was:

				Fixed rate	
Currency	Fixed rate £ million	Floating rate £ million	Total £ million	Weighted average interest rate %	Weighted average period for which rate is fixed years
Sterling	28.0		28.0	8.0	3.3
US$	191.8	137.0	328.8	7.5	4.3
	219.8	**137.0**	**356.8**	**7.5**	**4.2**

The floating rate financial liabilities comprise bank borrowings bearing interest at rates set by reference to US$ LIBOR.

18 Financial instruments continued

Interest rate risk profile of financial assets

The interest rate profile of the financial assets of the Group as at 31 December 2002 was:

Currency	Floating rate £ million	Interest-free £ million	Total £ million
Cash and short-term deposits			
Sterling	118.4		118.4
US$	21.5	5.5	27.0
Other		0.3	0.3
	139.9	**5.8**	**145.7**
Investments			
Aus$		11.6	11.6
Total	**139.9**	**17.4**	**157.3**

The interest rate profile of the financial assets of the Group as at 31 December 2001 was:

Currency	Floating rate £ million	Interest-free £ million	Total £ million
Cash and short-term deposits			
Sterling			
US$	64.4	1.9	66.3
Aus$	5.5	12.5	18.0
Other	–	0.1	0.1
	69.9	**14.5**	**84.4**
Investments			
Aus$		11.7	11.7
Total	**69.9**	**26.2**	**96.1**

The floating rate cash and short-term deposits comprise cash held in interest bearing current accounts and deposits placed on the money markets for periods ranging from overnight to three months.

Cash of £5.8 million (2001: £14.5 million) on which no interest is paid relates to balances available to meet immediate operating payments and are therefore only held for short periods interest-free.

The interest-free investments are equity shares in AWE held as a long-term investment.

Currency risk

The table below shows the extent to which the Group has monetary assets and liabilities in currencies other than the functional currency of the operating company involved. These exposures give rise to the net exchange gains and losses recognised in the profit and loss account. At 31 December 2002, these exposures were as follows:

	Net foreign currency monetary assets/(liabilities) in £ million			
Functional currency	Sterling	US$	Other	Total
Sterling		19.8	0.1	19.9
US$	(15.0)		(0.1)	(15.1)
	(15.0)	**19.8**	**–**	**4.8**

18 Financial instruments continued

Currency risk

The currency risk attributable to net monetary assets and liabilities at 31 December 2001 was:

	Net foreign currency monetary liabilities in £ million			
Functional currency	Sterling	US$	Other	Total
Sterling		(2.5)		(2.5)
US$	(10.5)		(0.1)	(10.6)
	(10.5)	**(2.5)**	**(0.1)**	**(13.1)**

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities other than short-term creditors such as trade creditors and accruals are set out in note 15.

Borrowing facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available at the year-end are:

	2002 £ million	2001 £ million
Expiring in less than one year	**31.1**	
Expiring in more than one year, but not more than two years*	**130.4**	34.2
	161.5	34.2

* The borrowing facility has two tranches. Tranche A, amounting to £37.3 million, will be available from 1 July 2003 replacing the existing maturing borrowing facility. Tranche B, amounting to £130.4 million will replace the existing borrowing facility if completion of the Restructuring occurs prior to 30 June 2003 or Tranche A if completion takes place after 30 June 2003.

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of all the Group's financial assets and liabilities:

	2002		2001	
	Carrying amount £ million	Estimated fair value £ million	Carrying amount £ million	Estimated fair value £ million
Long-term financial assets				
Fixed asset investments	**11.6**	**11.9**	11.7	11.7
Primary financial instruments held or issued to finance the Group's operations				
Cash and short-term deposits	**145.7**	**145.7**	84.4	84.4
Bank loans	**(124.2)**	**(124.2)**	(137.0)	(137.0)
8% convertible capital bonds	**(28.0)**	**(28.0)**	(28.0)	(26.5)
Guaranteed senior notes	**(174.0)**	**(189.8)**	(191.8)	(192.3)
Derivative financial instruments held or issued to hedge the Group's exposure on expected future sales				
Forward commodity contracts		**(2.4)**		2.6

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction, other than in a forced or liquidated sale. Where available, market values have been used to determine fair values. The estimated fair values have been determined using market information and appropriate valuation methodologies but are not necessarily indicative of the amounts that the Group could realise in the normal course of business. In the case of the guaranteed senior notes where no market value is readily available, fair value has been determined by discounting the expected cash flows at prevailing interest and exchange rates.

Hedges

	Gains £ million	Losses £ million	Total net gains/(losses) £ million
2002			
Unrecognised (losses) on hedges at 31 December 2002		**(2.4)**	**(2.4)**
of which: (losses) expected to be recognised in 2003		(2.4)	(2.4)
2001			
Unrecognised gains on hedges at 31 December 2001	2.6		2.6
of which: gains expected to be recognised in 2002	2.6		2.6

19 Share capital

	31 December 2002 5p shares	31 December 2002 £	31 December 2001 5p shares	31 December 2001 £
Ordinary Shares				
Authorised	**1,894,043,648**	**94,702,182**	1,894,043,648	94,702,182
Called up, issued and fully paid	**1,556,206,971**	**77,810,349**	1,547,784,814	77,389,241
Non-Voting Convertible Shares				
Authorised	**36,214,252**	**1,810,713**	36,214,252	1,810,713
Called up, issued and fully paid	**32,254,605**	**1,612,730**	36,214,252	1,810,713

The Company has share option schemes under which options to subscribe for the Company's shares have been granted to certain executives and employees. During the year the Company issued 4,462,510 Ordinary Shares under such schemes for an aggregate consideration of £711,709.

The following options were outstanding at 31 December 2002 under the 1985 share option scheme:

Exercise date	Expiry date	Ordinary Shares	Option price (pence)
30.03.1996	30.03.2003	630,000	26.190
06.04.1996	06.04.2003	162,750	25.238
27.04.1997	27.04.2004	805,000	28.500
18.10.1997	18.10.2004	942,000	25.500
		2,539,750	

The following options were outstanding at 31 December 2002 under the 1995 share option scheme:

Exercise date	Expiry date	Ordinary Shares	Option price (pence)
24.10.1998	24.10.2005	75,000	27.500
26.04.2001	26.04.2006	974,400	31.750
07.04.2002	07.04.2007	1,029,400	40.000
06.04.2002	06.04.2009	1,666,666	13.500
27.04.2002	27.04.2009	4,800,000	18.750
29.10.2002	29.10.2009	8,800,000	17.250
06.04.2003	06.04.2009	1,666,667	13.500
16.04.2003	16.04.2008	1,649,400	37.250
20.04.2003	19.04.2010	10,818,000	12.500
18.09.2003	17.09.2010	13,887,049	14.000
15.03.2004	14.03.2011	10,740,440	16.500
06.04.2004	06.04.2009	1,666,667	13.500
26.10.2004	25.10.2011	3,101,636	18.000
24.04.2005	23.04.2012	4,242,550	23.500
28.10.2005	27.10.2012	529,411	25.500
		65,647,286	

19 Share capital continued

The following options were outstanding at 31 December 2002 under the Save As You Earn Option Scheme 1999:

Exercise date	Expiry date	Ordinary Shares	Option price (pence)
01.09.2002	01.03.2003	64,583	15.000
01.06.2003	01.12.2003	723,097	11.200
01.06.2004	01.12.2004	395,568	14.400
01.09.2004	01.03.2005	164,250	15.000
01.06.2005	01.12.2005	313,391	11.200
01.06.2005	01.12.2005	384,167	18.200
01.06.2006	01.12.2006	492,184	14.400
01.06.2007	01.12.2007	396,471	18.200
		2,933,711	

The Company has taken advantage of the exemption in UITF 17 for Inland Revenue approved SAYE schemes.

Under the Premier Oil plc Executive Equity and Asset Incentive Scheme, discussed on page 26, half of the awards released under this scheme will be paid in shares which may either be purchased in the market or issued by the Company. A decision as to which approach will be followed will be taken by the Board prior to the time the scheme matures, taking into account the number of shares required and the performance of the Company share price.

Non-Voting Convertible Shares

The rights and restrictions attached to the Non-Voting Convertible Shares are as follows:

Dividend rights:

The rights of the holders of Non-Voting Convertible Shares to receive dividends shall rank pari passu in all respects with the rights of the holders of the Ordinary Shares in relation to dividends.

Winding up or reduction of capital:

On return of capital on a winding up or otherwise (other than on conversion, redemption or purchase of shares) the rights of the holders of the Non-Voting Convertible Shares to participate in the distribution of the assets of the Company available for distribution shall rank pari passu in all respects with the rights of the holders of Ordinary Shares.

Voting rights:

The holders of Non-Voting Convertible Shares shall be entitled to receive notice of, but not to attend, vote or speak at, any General Meeting of the Company.

Conversion:

The Non-Voting Convertible Shares shall be converted into fully paid Ordinary Shares on the basis of one Ordinary Share for every Non-Voting Convertible Share so converted, at the times and manner as follows:

- *Upon transfer of Non-Voting Convertible Shares to the Company with duly executed and stamp stock transfer forms in respect of such shares.*
- Where any person who is a holder of the Non-Voting Convertible Shares ceases to be a permitted holder (a person to whom a Non-Voting Convertible Share is originally issued and any person of subsidiary undertaking or holding company which holds the Non-Voting Convertible Shares).
- *Upon the issue of Ordinary Shares by the Company pursuant to the exercise of share options under any of the Premier share option schemes.*
- After 1 October 2001, each holder of Non-Voting Convertible Shares has the right to require the Company to convert some or all of its Non-Voting Convertible Shares into Ordinary Shares.

20 Reserves

	Share premium account £ million	Capital reserve £ million	Merger reserve £ million	Profit and loss account £ million
The Group				
At 1 January 2002	138.0	14.5	68.2	11.7
Shares issued	0.5			
Exchange difference*				(25.0)
Retained profit for the year				25.0
At 31 December 2002	**138.5**	**14.5**	**68.2**	**11.7**
The Company				
At 1 January 2002	138.0	14.5	68.2	(7.9)
Shares issued	0.5			
Retained loss for the year				(5.6)
At 31 December 2002	**138.5**	**14.5**	**68.2**	**(13.5)**

* Exchange difference is on translation of net assets of operations accounted for in foreign branches and countries and includes exchange gain of £30.6 million on foreign currency loans that relate to investments in operations accounted for in foreign currencies.

21 Group consolidated cash flow statement analysis

a) Reconciliation of operating profit to net cash flow from operating activities

	2002 £ million	2001 £ million
Operating profit	**66.1**	20.6
Amortisation	**53.2**	44.2
Impairment write-downs	**13.1**	42.0
Exploration expenditure written off	**4.6**	
Exchange translation difference	**(3.5)**	0.4
Decrease in stocks	**4.6**	4.1
Increase in debtors	**(9.3)**	(4.3)
(Decrease)/increase in creditors	**(5.3)**	4.1
Net cash inflow from operating activities	**123.5**	111.1

b) Reconciliation of net cash flow to movement in net debt

	2002 £ million	2001 £ million
Increase in cash in the period	**2.5**	12.1
Cash outflow from movement in liquid resources	**60.0**	46.7
Change in net debt resulting from cash flows	**62.5**	58.8
Exchange translation difference	**29.4**	(8.3)
Decrease in net debt in the period	**91.9**	50.5
Opening net debt	**(272.4)**	(322.9)
Closing net debt	**(180.5)**	(272.4)

c) Analysis of net debt

	At 1 January 2002 £ million	Cash flow £ million	Exchange movements £ million	At 31 December 2002 £ million
Cash in hand and at bank	**14.5**	**2.5**	**(0.6)**	**16.4**
Bank loans due within one year		**(124.2)**		**(124.2)**
Debt due after one year	**(356.8)**	**124.2**	**30.6**	**(202.0)**
Short-term deposits	**69.9**	**60.0**	**(0.6)**	**129.3**
Total net debt	**(272.4)**	**62.5**	**29.4**	**(180.5)**

22 Capital commitments and guarantees continued

At 31 December 2002 the Group had capital commitments on exploration and development licences totalling £9.0 million (2001: £1.4 million), £0.1 million as retainer fees for its alliance partners (2001: £0.1 million), performance guarantees £0.3 million (2001: £0.2 million) and customs guarantees £0.2 million (2001: £0.2 million).

As at 31 December 2002 the Group's share of joint venture capital commitments totalled £32.7 million (2001: £13.2 million), and customs guarantees £0.7 million (2001: £9.6 million).

At 31 December 2002 the Company had no capital commitments other than the retainer fees £0.1 million (2001: £0.1 million), performance guarantees £0.3 million (2001: £0.2 million) and customs guarantees £0.2 million (2001: £0.2 million). The Company also has guarantees for the 8% convertible capital bonds as detailed in note 15.

23 Group pension schemes

The Group operates a defined benefit pension scheme in the UK – The Premier Oil plc Retirement and Death Benefits Plan (the Scheme). The Scheme was closed to new members (aside from the provision of insured death in service benefits) in 1997 and a new scheme, being a defined contribution scheme, was started. Both schemes are funded by the payment of contributions to separately administered trust funds. Current service costs will increase as the members approach retirement.

The pension costs for the Scheme are determined with the advice of an independent qualified actuary. The last formal valuation was undertaken as at 1 January 2002 using the attained age method and market related funding assumptions. The market value of the Scheme assets was £7.9 million. On the method and the assumptions adopted at the time, the assets covered 89 per cent of the members' accrued benefits based on projected pensionable salaries. The employer's contribution rate to the Scheme was increased from 22.3 per cent to 26.0 per cent of pensionable salaries with effect from January 2003 and a lump sum contribution of £0.9 million was also paid during the year. The impact of the lump sum contribution will be spread over the future working lifetime of the Scheme's active members. Based upon the method and assumptions adopted for the valuation, the new contribution rate was projected to eliminate the deficit over the future working lifetime of the Scheme's active membership. The ratio of the Scheme's assets to its liabilities under the Minimum Funding Requirement (MFR) was 92 per cent as at 1 January 2002.

The principal financial assumptions adopted for this actuarial valuation were:

	%
Rate of investment return	6.8% pa
Rate of salary increases	4.5% pa
Rate of pension increases	2.5% pa

The following figures have been prepared in compliance with the transitional provisions of FRS 17 – 'Retirement Benefits' by a qualified independent actuary on the basis of the membership data current as at 31 December 2002.

Major assumptions used

	At 31 December 2002	At 31 December 2001
Discount rate	**5.5% pa**	5.8% pa
Salary growth	**4.3% pa**	4.5% pa
Price inflation	**2.3% pa**	2.5% pa
Increases to pensions in payment	**2.3% pa**	2.5% pa

Expected rates of return and market value of the Scheme's assets

	31 December 2002		31 December 2001	
	Expected rate of return	Assets £ million	Expected rate of return	Assets £ million
Equities	**7.0% pa**	**3.2**	7.2% pa	4.2
Bonds	**5.0% pa**	**4.0**	5.2% pa	3.7
Cash	**4.0% pa**	**0.9**	4.0% pa	

Valuations of the Scheme's assets and liabilities:

	31 December 2002 £ million	31 December 2001 £ million
Total value of Scheme assets	**8.1**	7.9
Present value of Scheme liabilities	**10.8**	10.4
Net pension liability	**(2.7)**	(2.5)

An analysis of the defined benefit cost for the year ended 31 December 2002 is as follows:

	2002 £ million
Employer current service cost	(0.3)
Past service cost	
Total operating charge	**(0.3)**

	2002 £ million
Expected return on pension scheme liabilities	0.5
Interest on pension scheme liabilities	(0.6)
Total other interest payable	**(0.1)**

	2002 £ million
Actual return less expected return on pension scheme assets	(1.2)
Experience gains arising on pension scheme liabilities	0.2
Changes in the assumptions underlying the present value of pension scheme liabilities	0.0
Actuarial loss recognised in the statement of total recognised gains and losses	**(1.0)**

Analysis of movement in deficit during the year:

	2002 £ million
At 1 January 2002	(2.5)
Total operating charge	(0.3)
Total other interest payable	(0.1)
Actuarial loss	(1.0)
Contributions	1.2
At 31 December 2002	**(2.7)**

History of experience gains and losses

	2002
Difference between actual and expected return on scheme assets:	
– Amount (£ million)	(1.2)
– Percentage of scheme assets	15%
Experience gains arising on scheme liabilities	
– Amount (£ million)	0.2
– Percentage of scheme liabilities	2%
Total actuarial loss recognised in the statement of total recognised gains and losses	
– Amount (£ million)	(1.0)
– Percentage of scheme liabilities	9%

The actuarial assessment of the Scheme's funded status under FRS 17 effectively excludes any possibility of future investment gains relative to the returns currently available on corporate bonds; in particular, no allowance is made for 'equity outperformance'. In practice, the Scheme invests in both equities and bonds and the future funding of the Scheme will continue to have regard to the statutory obligations in respect of the MFR and to conventional funding assessments. In respect of the former, the Scheme actuary has confirmed his opinion that the ratio of the Scheme's assets to its liabilities under the MFR at 31 December 2002 was 100 per cent.

No payments were made in respect of unfunded pensions other than those disclosed in the remuneration report on pages 21 to 27. Total payments made to date in respect of these unfunded pension contributions, including those made during 2002, were £807,154. At 31 December 2002, the remaining obligation for accrued benefits in respect of unfunded pensions based on the same actuarial assumptions used for the Scheme is estimated to be £1.6 million (2001: £1.4 million).

24 Other related party transactions

During the year the Group entered into transactions with other related parties. These transactions arose in the ordinary course of business and mainly comprise the advancement of funds to meet the obligations of common interests in oil and gas joint ventures. Transactions during the year and balances outstanding at 31 December are as follows:

	Ownership of the Company's ordinary voting shares %	Funds advanced to related party £ million	Funds received from related party £ million	Net payable to related party £ million
Related party				
Amerada Hess Ltd				
2002	25.0	14.9	0.3	0.8
2001	25.0	23.2		1.5
Petronas International Corporation Ltd				
2002	25.0			
2001	25.0			

The Group has contracted for Amerada Hess to market the Group's crude oil sales from the Fife area fields for which Amerada Hess charge a marketing fee. During the year to 31 December 2002, Amerada Hess charged total fees of £30,158 (2001: £20,315).

25 Restructuring

On 16 September 2002 the Group announced that it had reached agreement with the two principal shareholders of the Company, Amerada Hess Limited (Amerada Hess) and Petronas International Corporation Limited (PICL) on the terms of a restructuring (the Restructuring) which, when completed, will increase the Group's core net asset value per share, whilst reducing both net debt and gearing. The implied consideration to be received by the Group for the assets being transferred as part of the Restructuring is $670 million (£416 million). The main commercial elements of the Restructuring, which, subject to completion, will have an effective date of 30 September 2002, are as follows:

- the Group will transfer its entire 26.67 per cent interest in the Yetagun project offshore Myanmar (Yetagun Project) and support the transfer of the operatorship of that project, to PICL in consideration for the cancellation of PICL's 25 per cent ordinary shareholding in Premier, the assumption by PICL of the Yetagun Project debt of $124 million (£77 million) net of cash held by Premier Petroleum Myanmar Limited (PPML) and a cash payment to the Group of $135 million (£84 million);
- the Group will transfer a 15 per cent interest in West Natuna Sea Block A (Natuna) in Indonesia, to PICL in consideration for the cancellation of PICL's shares held in Premier and a cash payment to the Group of $100 million (£62 million);
- the Group will transfer a 23 per cent interest in Natuna to Amerada Hess in consideration for the cancellation of Amerada Hess' 25 per cent ordinary shareholding in Premier and a cash payment to the Group of approximately $17 million (£11 million); and
- the Group will retain a 28.67 per cent interest in, and the operatorship of, Natuna.

Premier and PICL have also agreed in principle with each of the other joint venture partners in the Yetagun Project (Myanma Oil and Gas Enterprise, PTTEP International Limited and Nippon Oil Exploration (Myanmar) Limited) that they will be offered the option to increase their interests therein.

25 Restructuring continued

The following pro forma statement of consolidated net assets of Premier has been prepared in order to illustrate how the consolidated net assets and net debt as at 31 December 2002 might have been affected had the Restructuring been completed on that date. It has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of Premier post-Restructuring. It has been prepared in accordance with the notes set out below.

Pro forma statement of consolidated net assets at 31 December 2002

	Note	Balance sheet as at 31 December 2002 £ million	Impact of restructuring £ million	Pro forma balance sheet as at 31 December 2002 £ million
Fixed assets				
Intangible assets	6	24.3	(7.8)	16.5
Tangible assets	6,7	400.1	(117.5)	282.6
Investments		11.6		11.6
Investments in joint ventures:				
Share of gross assets	1	257.4	(179.6)	77.8
Share of gross liabilities	1	(155.8)	132.7	(23.1)
Total fixed assets		537.6	(172.2)	365.4
Current assets				
Stocks	3	7.0	(0.7)	6.3
Debtors, including amounts due after one year	3	81.5	(17.5)	64.0
Cash and short-term deposits	3,4,10	145.7	(120.7)	25.0
Total current assets		234.2	(138.9)	95.3
Creditors: amounts falling due within one year	3,5	(195.7)	133.9	(61.8)
Net current assets		38.5	(5.0)	33.5
Total assets less current liabilities		576.1	(177.2)	398.9
Creditors: amounts falling due after one year	5	(201.3)	126.5	(74.8)
Provision for liabilities and charges	8	(62.5)	9.3	(53.2)
Consolidated net assets	13	312.3	(41.4)	270.9

Notes:

1. The Group holds part of its interest in Myanmar through Global Resources Ltd, in which it holds a 50 per cent share. Premier accounts for its share in Global Resources Ltd using the gross equity method which reflects Premier's share of the gross assets and liabilities of the joint venture under FRS 9 – 'Associates and Joint Ventures'.
2. US$ amounts have been converted at $1.61/£1.00, the exchange rate at 31 December 2002.
3. Estimated working capital balances of £15.6 million representing stock (£0.7 million), debtors (£17.5 million), cash (£7.4 million), and creditors (£10.0 million) are transferred with the Natuna and Yetagun interests. These balances are assumed to be settled on completion. This estimated working capital balance is based upon the Framework Agreement dated 16 September 2002.
4. Costs of the transaction are shown as a cash expense. Total costs assumed, including an estimate of the 'make-whole' payment on Premier's loan notes, amount to $58.3 million (£36.2 million).
5. Under the Restructuring, bridge finance arrangements have been put in place which result in the reclassification of £124.2 million from creditors falling due within one year to creditors falling due over one year.
6. Transfer of exploration expenditure from intangible cost pool to tangible cost pool related to Natuna.
7. The reduction in fixed assets represents the impact of partial disposal of Premier's interest in Natuna.
8. Deferred tax provision (£3.5 million) is written back to reflect Premier's remaining equity in Natuna. In addition, deferred income of £5.8 million has been released to reserves due to change in the interest in Natuna.
9. Net debt (including balances in joint ventures) is £249.5 million pre-Restructuring and £47.1 million post-Restructuring. Gearing is 80 per cent pre-Restructuring and 17 per cent post-Restructuring. Net debt (excluding balances in joint ventures) is £180.5 million pre-Restructuring and £49.8 million post-Restructuring.

25 Restructuring continued

10. The cash adjustment of £120.7 million is broken down as follows:

	£ million
Transaction costs	(36.2)
Cash consideration	157.2
Working capital settlement	15.0
Repayment of long-term debt	(326.1)
Funding from new credit facility	74.8
Cash transferred with assets	(5.4)
	(120.7)

11. The adjustment to net debt of £202.4 million is reconciled as follows:

	£ million
Cash movement as detailed above (see note 10)	(120.7)
Yetagun debt included as part of joint venture net debt transferred with asset	89.8
Yetagun cash included as part of joint venture net debt transferred with asset	(18.0)
Long-term debt repayment	326.1
Funding from new credit facility	(74.8)
	202.4

12. It is intended that the methodology used to prepare the pro forma financial statements above will be followed in preparing the financial statements which will reflect the Restructuring. All adjustments are directly attributable to the Restructuring.

13. The net assets movement will be reflected in the future consolidated accounts of the Group either as a reserves movement or as an exceptional profit and loss item depending on the nature of the transaction. Currently it is expected that from the total net movement of £41.4 million, a charge of £30.3 million relating to 'make-whole' payment on Premier's loan notes will be reflected as an exceptional item in the profit and loss account of the Group.

Definitions:
A Net debt is defined as the Group's borrowings, including the Group's share of net debt held in joint ventures, less cash and short-term deposits.
B Gearing is defined as net debt divided by net assets.

Five year summary

Financials		2002	2001	2000	1999 (restated)	1998 (restated)
Turnover	(£ million)	**263.1**	213.8	115.7	89.5	104.6
Profit/(loss) before tax	(£ million)	**72.6**	49.6	17.0	(16.7)	(128.0)
Net profit/(loss) for the period after tax	(£ million)	**25.0**	20.3	6.1	(27.7)	(169.8)
Pro forma profit after tax	(£ million)	**29.2**	34.5	14.2		
Cash flow after interest and tax	(£ million)	**85.4**	58.4	8.1	(1.7)	32.9
Shareholders' funds	(£ million)	**312.3**	311.6	290.5	275.8	161.7
Net debt	(£ million)	**(180.5)**	272.4	(322.9)	(170.7)	(288.7)
Per share statistics						
Earnings/(loss) per share (basic and diluted)	(pence/share)	**1.58**	1.28	0.39	(2.50)	(16.37)
Dividend per share	(pence/share)					
Reserves per share – year end	(boe/share)	**0.28**	0.29	0.31	0.42	0.45
Cash flow per share	(pence/share)	**5.4**	3.7	0.5	(0.2)	3.2
Issued shares – average	(million)	**1,586**	1,584	1,583	1,108	1,037
Operations						
Production (working interest basis)	(mboepd)	**53.6**	40.9	27.5	29.1	35.5
Proved and probable reserves (working interest basis)	(mmboe)	**449.5**	469.1	488.4	460.4	469.9
Employees – UK	(number)	**57**	52	48	60	70
– Overseas	(number)	**421**	436	397	325	329
Key indices						
Realised average oil price	(£ per boe)	**16.60**	17.52	14.22	9.22	8.14
Average exchange rates	($/£)	**1.50**	1.44	1.52	1.62	1.66
Closing exchange rates	($/£)	**1.61**	1.46	1.49	1.61	1.66

Shareholder information

Analysis of shareholding as at 24 March 2003

Size of shareholding	Number of holders	%	Number of shares held millions	%
1–5,000	14,144	65.66	25,273,060	1.62
5,001–10,000	3,340	15.51	24,926,740	1.60
10,001–50,000	3,282	15.24	69,166,880	4.43
50,001–100,000	350	1.62	25,370,209	1.63
100,001–500,000	266	1.23	58,550,854	3.75
500,001 and over	159	0.74	1,356,508,811	86.97
Total	21,541	100.00	1,559,796,554	100.00

Dealing information
FT Share Price Service – Telephone: 0906 8433711
SEAQ short code – PMO

Financial calendar
Announcements
Interim – September 2003
Preliminary – March 2004

Reserves
As at 31 December 2002

Group proved plus probable reserves

	Working interest basis								
	UK		Pakistan		Far East		Total		
	Oil and NGLs mmbbls	Gas bcf	Oil and NGLs mmbbls	Gas bcf	Oil and NGLs mmbbls	Gas bcf	**Oil and NGLs mmbbls**	**Gas bcf**	**Oil, NGLs and Gas mmboe**
Group									
At 1 January 2002	32.2	32			14.8	877	47.0	909	225.5
Revisions[1]	(1.3)	3					(1.3)	3	(0.8)
Acquisitions and divestments[2]	0.7	4					0.7	4	1.7
Other[3]									(0.9)
Production	(5.7)	(5)			(1.6)	(26)	(7.3)	(31)	(13.4)
At 31 December 2002	**25.9**	**34**	**–**	**–**	**13.2**	**851**	**39.1**	**885**	**212.1**
Joint ventures – Group share									
At 1 January 2002			1.0	427	21.5	856	22.5	1,283	243.6
Production				(13)	(0.6)	(19)	(0.6)	(32)	(6.2)
At 31 December 2002	**–**	**–**	**1.0**	**414**	**20.9**	**837**	**21.9**	**1,251**	**237.4**
Total Group and Group share of joint ventures' reserves									
At 1 January 2002	32.2	32	1.0	427	36.3	1,733	69.5	2,192	469.1
Revisions[1]	(1.3)	3					(1.3)	3	(0.8)
Acquisitions and divestments[2]	0.7	4					0.7	4	1.7
Other[3]									(0.9)
Production	(5.7)	(5)		(13)	(2.2)	(45)	(7.9)	(63)	(19.6)
At 31 December 2002	**25.9**	**34**	**1.0**	**414**	**34.1**	**1,688**	**61.0**	**2,136**	**449.5**
Total Group and Group share of joint ventures									
Proved developed	13.2	8	0.5	223	10.4	482	24.1	713	151.0
Proved undeveloped	4.2	6	0.3	82	13.1	718	17.6	806	165.6
Probable developed	2.3			53	3.5	149	5.8	202	42.5
Probable undeveloped	6.2	20	0.2	56	7.1	339	13.5	415	90.4
At 31 December 2002	**25.9**	**34**	**1.0**	**414**	**34.1**	**1,688**	**61.0**	**2,136**	**449.5**

Notes:

1 Revisions include downgrades on the Wytch Farm, Fergus, Ivanhoe and Rob Roy fields in the UK, plus upward revisions on the Angus and Galahad fields also in the UK.

2 Acquisitions reflect the purchase of an additional 5 per cent of the Kyle field in the UK.

3 Gas volumes have been converted to oil equivalent volumes on the basis of individual gas fields' calorific values. The impact of using current calorific values compared to the historical values previously used is recorded in the 'other' category.

Proved and probable reserves are based on operator or third-party reports and are defined in accordance with the 'Statement of Recommended Practice' (SORP) issued by the Oil Industry Accounting Committee (OIAC) dated July 2001.

The Group provides for amortisation of costs relating to evaluated properties based on direct interests on an entitlement basis, which includes reflection of the terms of the Production Sharing Contracts in Indonesia and Myanmar. On an entitlement basis reserves declined by 24.1 mmboe, giving total entitlement reserves of 357.6 mmboe as at 31 December 2002.

Premier's worldwide licence interests at 24 March 2003

	Licence	Block	Operator	Equity %	Field
Albania	Patos Marinze		Anglo-Albanian	25.00	Patos
Guinea Bissau	Sinapa	Block 2	**Premier**	70.00	
	Esperança	Blocks 3a & 5a	**Premier**	70.00	
India	Jaipur	Block AAP-ON-94/1	**Premier**	38.00	
Indonesia	Kakap	PSC	Gulf Resources	18.75	Kakap
	Natuna Sea Block A	PSC	**Premier**	66.67	Anoa
Myanmar	Yetagun	M12,M13,M14	**Premier** †	26.67	Yetagun
	Substitution Area	M12,M13,M14	**Premier**	26.67	
Pakistan	Production Leases	Tajjal	LASMO *	15.79	Kadanwari
		Qadirpur	OGDC *	4.75	Qadirpur
		Dadu	BHP *	9.38	Zamzama
		Kirthar	LASMO *	6.00	Bhit
	Exploration Licences	Bolan	**Premier** *	23.75	
		Dumbar	**Premier** *	47.50	
		Dadhar	**Premier** *	31.67	
		Kirthar	LASMO *	7.13	
United Kingdom	P257	14/25a	Amerada	1.25	
	P218	15/21a	Amerada	3.75	Scott, Telford, Rob Roy, Ivanhoe
	P588	15/21b	Amerada	3.75	Hamish, Perth
	P317	20/2a	Shell	11.03	Ettrick
	P354	22/2a	Amerada	15.00	Chestnut Field Area
			Premier	30.00	Greater Licence Area
	P751	28/10a	EDC	12.50	
	P748	29/2c	CNR	40.00	Kyle
	P288	31/21, 26a, 27a	Amerada	15.00	Angus, Fife, Flora
	P758	31/26b, 26c	Amerada	35.00	
	P1003	31/26d, 27b	Amerada	35.00	
	P802	39/1a, 2a	Amerada	35.00	Fife, Fergus
	P142	48/12a, 13b	ExxonMobil	10.00	Galahad, Mordred
	P534	98/6a, 7a	BP	12.50	Wytch Farm
	P1022	98/11	BP	12.38	
	P1029	204/16	Amerada	16.00	Faroes
	PL089		BP	12.50	Wytch Farm

† The Yetagun gas project, which forms part of these licences, is held through a joint venture.

* Licences held through a joint venture.

Registered Office
Premier Oil plc
Registered No. 17829 Scotland
4th Floor
Saltire Court
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Edinburgh
EH1 2EN

Head Office
Premier Oil plc
23 Lower Belgrave Street
London
SW1W 0NR
Telephone: 00 44 20 7730 1111
Fax: 00 44 20 7730 4696
Telex: 918121
www.premier-oil.com

Premier Oil plc – Singapore Representative Office
350 Orchard Road
#21-01 Shaw House
Singapore 238868
Telephone: 00 65 6 8380115
Fax: 00 65 6 7341408

Premier – Kufpec Pakistan BV
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Blue Area
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Telephone: 00 92 51 2823 814
Fax: 00 92 51 2821 785

Premier Oil Albania
Villa No. 21
Rruga 'Tre Vellezerit Kondi'
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Albania
Telephone: 00 355 4 376891
Fax: 00 355 4 376 893

Premier Oil India
8th Floor, Le Meridien Commercial Tower
Windsor Place
Raisina Road
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India
Telephone: 00 91 11 23321303
Fax: 00 91 11 23321541

Premier Oil (Indonesia) BV
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Jalan Kemang Timur No. 22
Jakarta 12510
Indonesia
Telephone: 00 62 21 718 2001
Fax: 00 62 21 718 2010

Premier Petroleum Myanmar Ltd
#16 Shwetaung Kyar
Bahan 11201
Yangon
Union of Myanmar
Telephone: 00 951 515 011
Fax: 00 951 525 698

Auditors
Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London
SE1 7EU

Solicitors
Slaughter and May
One Bunhill Row
London
EC1Y 8YY

Stockbrokers
Deutsche Bank AG London
6th Floor, Winchester House
1 Great Winchester Street
London
EC2N 2DB

and

Canaccord Capital (Europe) Ltd
1st Floor, Brook House
27 Upper Brook Street
London
W1K 7QF

Registrars
Computershare Investor Services PLC
Owen House
8 Bankhead Crossway North
Edinburgh
EH11 4BR

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Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR

Telephone: 00 44 20 7730 1111
Fax: 00 44 20 7730 4696

www.premier-oil.com



